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As filed with the Securities and Exchange Commission on April 8, 2002

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Registration No. 333-13609

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 6

to the

FORM S-1 REGISTRATION STATEMENT

Under

The Securities Act of 1933

KEYPORT LIFE INSURANCE COMPANY

(Exact name of registrant as specified in its charter)

Rhode Island	05-0302931
(State or other Jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

                          6355

(Primary Standard Industrial Classification Code Number)

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One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

(Address of Principal Executive Office)

Edward M. Shea, Esquire

Assistant Vice President and Senior Counsel

(781) 446-1974

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(Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public. As soon as practicable following effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

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CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount	Proposed Maximum	Proposed Maximum	Amount of
of Securities	to be	Offering Price Per	Aggregate Offering	Registration
to be Registered	Registered[1]	Unit[1]	Price[2]	Fee

Deferred Group			$300,000,000	$90,909[3]
and Individual
Annuity Contracts
and Participating
Interests therein

1The amount being registered and the proposed maximum offering price per unit is not applicable in that these contracts are not issued in the predetermined amount or units.

2The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee.

3$100 paid with initial registration.

KEYPORT LIFE INSURANCE COMPANY

Cross Reference Sheet Pursuant to

Regulation S-K, Item 501(b)

Form S-1 Item Number and Caption		Heading in Prospectus

1.	Forepart of the Registration Statement and
	Outside Front Cover Page of Prospectus	Outside Front Cover Page

2.	Inside Front and Outside Back
	Cover Pages of Prospectus	Inside Front Cover

3.	Summary Information, Risk Factors and
	Ratio of Earnings to Fixed Charges	Summary; Accumulation Period

4.	Use of Proceeds	Investments by Keyport

5.	Determination of Offering Price	Description of Contracts and Certificates

6.	Dilution	Not Applicable

7.	Selling Security Holders	Not Applicable

8.	Plan of Distribution	Distribution of Certificate

9.	Description of Securities to be Registered	Description of Contracts and Certificates

10.	Interests of Named Experts and Counsel	Experts; Legal Matters and Certificates

11.	Information with Respect to the Registrant	The Company; Company Management;
Executive Compensation;
Compensation of Directors;
Financial Statements; Legal Proceedings

12.	Disclosure of Commission
Position on Indemnification for
	Securities Act Liabilities	See Part II, Item 17

___________________________________________________________________________________

Prospectus for

Keyport Life Insurance Company

125 High Street, Boston, Massachusetts 02110

Group and Individual Flexible Premium

Annuity Contracts

____________________________________________________________________________________

This Prospectus describes interests in group and individual deferred annuity contracts.

The Contracts

Keyport Life Insurance Company designed these contracts to provide retirement benefits for eligible individuals such as participants in certain trusts, plans or collective groups of employees. As required in certain states, the contract may be offered as an individual contract.

The contracts may be sold through banks or other depository institutions; however, they are not insured by the FDIC and are subject to certain investment risks including loss of principal amount invested. See page 16.

The General Account

The contracts are sold through our General Account. The contracts feature two types of owner sub-accounts: an interest sub-account and index sub-account. Each type may have varying durations. You may direct initial premium and subsequent premium payments to your sub-accounts. Index sub-accounts are increased or decreased by reference to Guaranteed Interest Rate Factors, which are applied to changes in the S&P 500 Index using a formula set forth in the contract. Interest is declared for interest sub-accounts at rates declared the first day of calendar month and guaranteed for that month.

Contract Facts and Features
o	The initial minimum premium payment is $5,000.

o	You may, subject to certain restrictions, make partial and total surrenders.

o	You may transfer values between Interest Sub-accounts and Index Sub-accounts at certain specified times.

o	The contract provides for a death benefit if the owner dies before the income date or if the annuitant dies before the income date and the owner is not a natural person.

o	You will receive an annual report showing values for each Sub-account.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus sets forth information a prospective contract owner should know before purchasing a contract. This prospectus should be retained for future reference. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not be lawfully made. No person is authorized by Keyport Life Insurance Company to provide information or make representations other than those contained in this Prospectus. Such unauthorized information should not be relied upon. Surrender of these securities at times other than the end of a term could result in the receipt of less than the contract owners premium payment(s).

We will file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

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The date of this prospectus is May 1, 2002.

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Summary of Contract Features

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest.

Types of Certificates - Allocated and Non-Allocated

Allocated and Non-Allocated Certificates are issued under Group Contracts. With an Allocated Certificate, each individual's interest is separately accounted for in a specific account established for that individual. Participants in Non-Qualified plans and certain Qualified Plans will be issued an Allocated Certificate evidencing interest in an Allocated Contract and will have a 100% vested interest in all values credited to the participant's Account.

Under certain Certificates issued with respect to Qualified Plans ("Non-Allocated Certificates"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single Account will be established and held on behalf of all participants in the Plan on a non-allocated basis. Each Account is further accounted for by establishing Sub-accounts.

Unless otherwise noted or the context so requires, all references to "Certificates" include Group Contracts, Allocated and Non-Allocated Certificates, Certificates issued thereunder, and Individual Contracts.

Purchase of the Certificate

The minimum Initial Premium is $5,000 for a participant under an Allocated Certificate. We must approve an Initial Premium of $500,000 or more. The Initial Premium must accompany the Certificate application for a participant under an Allocated Certificate but it need not accompany a Group Contract Application. The Initial Premium is the only premium payment required with respect to a particular Certificate. You may establish an Index Sub-account with a minimum premium payment, transfer, or Indexed Value upon renewal of $1,000. Eligible individuals may make Subsequent Premium payments of at least $1,000, however, we will not accept any payment within 10 years of the Income Date. (See "Enrollment Form and Premium Payments", page 10.)

Premium payments credited to a Certificate Owner's Account become part of our General Account assets. We own the General Account assets and intend to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. We may also invest a portion of our assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P 500 Index to hedge our obligations with respect to Index Sub-accounts. We may buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge our exposure to changes in interest rates. (See "Investments by Keyport", page 21.)

You may allocate Initial Premium and Subsequent Premium payments to two types of Sub-accounts; Interest Sub-accounts, and Index Sub-account(s) of varying lengths. The Sub-accounts are the method used to keep track of your values accrued through the crediting of a declared interest rate on an Interest Sub-account, or accrued through the application of Index Increases or Index Decreases, and End-of-Term Adjustments on an Index Sub-account. You may establish only one Interest Sub-account to which all premium payments and transfers may be allocated. You may establish multiple Index Sub-accounts because each premium payment and transfer that is allocated to an Index Sub-account establishes a new Index Sub-account.

The Interest Sub-account

We credit interest to an Interest Sub-account at an interest rate we declare on the first day of each calendar month and guaranteed for that month (the "Declared Rate"). The Declared Rate will not be less than an effective annual rate of 3%. An Interest Sub-account has an Accumulated Value and a Surrender Value which we use to determine death benefits, transfer and surrender amounts, and annuity values. (See "Interest Sub-account", page 11.)

The Index Sub-accounts

Index Sub-accounts have both an Indexed Value and a Surrender Value. Interest credited to the Indexed Value ("Index Increases") or decreases in Indexed Value ("Index Decreases") may be subject to a minimum ("Floor") and a maximum ("Cap"). As long as there is a Floor and it is zero or greater, there will never be any Index Decreases. We calculate Index Increases or Index Decreases by reference to Guaranteed Interest Rate Factors, set and guaranteed at the beginning of the Term for the duration of the Term, which we apply to changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") using a formula set forth in the Certificate. If the publication of the S&P 500 Index is discontinued or the calculation of the S&P 500 Index is changed substantially, we will substitute a suitable index.

Any Index Increases are based on a percentage (Participation Rate) of the percentage increase in the S&P 500 Index since the beginning of the Term. We calculate and credit Index Increases proportionately over the selected Term on each Index Sub-account Anniversary. The total Index Increases that we may apply to an Index Sub-account during a Term are subject to a Cap and Floor, both of which we set and guarantee at the beginning of the Term. (See "Index Sub-accounts", page 12.)

If there is no Floor or the Floor is less than zero, and the S&P 500 Index at the first Sub-account Anniversary is less than it was at the beginning of the Term, we apply an Index Decrease to the Index Value of the Sub-account. If there is no Floor or the Floor is less than zero, and the S&P 500 Index at the first Sub-account Anniversary is equal to or higher than it was at the beginning of the Term, we will never apply an Index Decrease to the Indexed Value during that Term. We calculate Index Decreases using the same formula as we do to calculate Index Increases except that the Floor may limit the amount of any decrease. The Participation Rate determines the percentage of the decrease which we apply to the Indexed Value. We apply that decrease applied proportionately over the Selected Term. If there are subsequent Index Increases, we first offset those increases by the amount of the Index Decrease applied on each Sub-account Anniversary. If on a subsequent Sub-account Anniversary the S&P 500 Index value exceeds the S&P 500 Index value at the beginning of the Term, we no longer apply Index Decreases proportionately to the Indexed Value over the remaining Term and we credit only Index Increases going forward.

The amount of Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account.

Index Sub-accounts also provide for a minimum value called the Surrender Value to be used in certain circumstances, instead of the Indexed Value, to calculate benefits. The Surrender Value of each Index Sub-account in its Initial Term is equal to:

o	90% of the premium payment allocated to that Index Sub-account or

o	100% of the amount transferred (See "Transfer of Values", page 18); plus

o	any Sub-account Anniversary Adjustment in Surrender Value (as described below); less

o	any partial surrender.

We credit interest to the net amount at an annual effective guaranteed rate of 3% per year. On each Sub-account Anniversary, we credit additional interest (i.e., a "Sub-account Anniversary Adjustment in Surrender Value") to an Index Sub-account's Surrender Value, so that the total interest credited to the Surrender Value during a Term will at least be equal to the Index Increases credited to that Index Sub-account.

The amount we use to calculate death benefits, surrender amounts, and annuity value of an Index Sub-account will never be less than the Surrender Value. If at the end of a Sub-account Term the Indexed Value is less than the Surrender Value of that Sub-account, we will credit interest to the Sub-account's Indexed Value so that it equals the Surrender Value. (See "Surrender Value", page 10, "Index Sub-accounts," page 12).

We may offer initial and subsequent Terms of one to ten years. We may discontinue offering Terms of certain lengths or offer Terms of other lengths from time to time. The Terms we offer for Initial Terms may differ from the Terms available upon renewal. We declare the Guaranteed Interest Rate Factors. They may vary depending on the duration of the Term. You should contact us to learn the Terms currently being offered.

Factors in Determining the Declared Rate and Guaranteed Interest Rate Factors

We will set the level of the Declared Rate for an Interest Sub-account and the Guaranteed Interest Rate Factors for Index Sub-accounts based upon a variety of factors, including the interest rates generally available on the types of instruments in which we will invest your premium payments, the length of the Term, regulatory and tax requirements, sales commissions and expenses we bear, general economic trends, and competitive factors.

Risk

If there is no Floor or the Floor is less than zero and the S&P 500 Index at the first Sub-account Anniversary is less than it was at the beginning of the Term, the Indexed Value of an Index Sub-account at the end of the first year could be less than the Initial Premium. Thereafter, increases in the S&P 500 Index will produce Index Increases that we first use to offset any prior Index Decreases at any one or all Sub-account Anniversaries. (See "Appendix A", Illustration No. 3)

Any payment or benefit, interest at the Declared Rate, and Index Increases we credit to Certificate Owner's Sub-accounts are based on guarantees we make. The initial and subsequent Declared Rate and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

If you make a partial surrender during a Term it will result in the loss of that portion of previously calculated, but not credited, Index Increases attributable to the amount surrendered, because Index Increases are credited and vested over the Term.

We make the final determination as to Declared Rate and Guaranteed Interest Rate Factors to be declared. We are unable to predict or guarantee future rates and factors.

Renewal of Terms

At the end of each Index Sub-account Term, a subsequent Term of the same duration will begin subject to the new Term's Guaranteed Interest Rate Factors. If you do not want a new Term of the same duration to begin, you may tell us within the 30-day period before the end of the Term. You will have the opportunity to transfer the Indexed Value to your Interest Sub-account or choose an Index Sub-account that has a Term of any duration then offered (See "Renewal Terms", page 15). However, no renewal will be allowed into a Term that extends beyond the Income Date or the maximum date allowed following your death or the death of a joint Certificate Owner, or Annuitant where the Certificate Owner is not a natural person. (See "Death Provisions", page 18.)

Surrenders: Partial or Total

You may make partial or total surrenders, subject to certain restrictions.

We do not allow partial surrenders if you have chosen an Index Sub-account and we issued the Certificate under a corporate or Keogh qualified plan established pursuant to the provisions of Section 401 of the Internal Revenue Code.

The minimum partial surrender amount is $250. After a partial surrender, there must be at least $4,000 combined Surrender Value remaining in the Certificate. Each Index Sub-account must maintain a minimum balance of $1,000 Surrender Value. There is no minimum balance for an Interest Sub-account.

Transfers

You may transfer any portion of the values of an Interest Sub-account to establish a new Index Sub-account at any time before the Income Date. The minimum amount you may transfer from an Interest Sub-account to an Index Sub-account is $1,000.

You may transfer the values of an Index Sub-account to an Interest Sub-account only at the end of the Index Sub-account's Term. (See "Transfer of Values", page 18).

Deferral of Payment

We may defer payment of any partial or total surrender for a period not exceeding six months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. We would defer payment for a period greater than 30 days only under highly unusual circumstances. (See "Surrender Procedures", page 16.)

Annuity Period

On the Income Date, we will pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Payment Provisions", page 20.)

Death Benefit

The Certificate provides for a death benefit if you die before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. Within 90 days of the date of such death, the Designated Beneficiary may surrender the Certificate to us for:

o	the sum of the Accumulated Value of an Interest Sub-account, if any, plus

o	the greater of
(i)	the Indexed Value as adjusted for any proportionate credit for prior Index Increases and any partial surrenders (see "Death Provisions", page 18) or

(ii)	the Surrender Value, for all Index Sub-accounts, if any. If the Floor is greater than zero, (a) is the Indexed Value as of date of death less any subsequent partial surrenders.

For surrenders more than 90 days after the date of death for surrenders following the death of a Joint Certificate Owner, the Surrender Value of the Interest and Index Sub-account(s), will be payable instead.

Premium Taxes

We deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is actually paid, unless we elect to defer such deduction until the time of surrender or the Income Date. We cannot describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, such premium taxes range from 0% to 3.5%. For a schedule of such taxes, see Appendix C, at page 68 of this prospectus.

Annual Reports to Certificate Owners

At least once each Certificate Year, we send you a report showing, for each Sub-account that had values at any time during the year, the following values:

o

for an Interest Sub-account, the Surrender Value and Accumulated Value at the beginning and end of the Certificate Year; the amount of any surrenders, transfers, and interest credits during the Certificate Year; and any premium payments allocated to an Interest Sub-account during the Certificate Year.

o

for each Index Sub-account, the Surrender Value and Indexed Value at the beginning and end of the Certificate Year; the amount of any surrenders during the year; the S&P 500 Index value as of the most recent Sub-account Anniversary and the Index Increase or Index Decrease, if any, during the Certificate Year.

DEFINITIONS

Accumulated Value: The value of an Interest Sub-account, equal to all allocations or transfers to an Interest Sub-account, less all amounts transferred or surrendered from an Interest Sub-account, plus all interest credited to an Interest Sub-account. (See "Interest Sub-account").

Allocated Certificate: A Certificate that provides for allocations or credits to the account of an individual participant.

Annuitant: The natural person on whose life annuity payments are based and who will receive annuity payments starting on the Income Date.

Annuity Options: Options available for annuity payments.

Cap: The maximum percentage by which the Indexed Value of an Index Sub-account may increase during a single Term.

Certificate: The document issued to each Certificate Owner evidencing his or her interest in the Group or Individual Annuity Contract. The term Certificate also includes any Group Contract and any Individual Contract, unless the context requires otherwise.

Certificate Anniversary, Certificate Year: Each 12-month period beginning on the Certificate Date and each anniversary thereafter.

Certificate Date: The date a Certificate is issued and your rights and benefits begin.

Certificate Owner ("you"): The person(s) or entity who is named in the Certificate and has the privileges of ownership defined in the Certificate. The person(s) or entity designated in the Certificate application or the individual designated in the Enrollment Form for an Allocated Certificate.

Certificate Owner Account: The Account established under a Certificate for all of the values attributable to you and accounted for separately by Certificate Owner Sub-accounts.

Certificate Owner Sub-account: We establish Interest and/or Index Sub-account(s) that you may direct the Initial Premium and any Subsequent Premium or transfers to. The Sub-accounts are used to value and maintain records of your values under a Certificate.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Contract Owner: The person(s) or entity that is named in the Contract and has the privileges of ownership defined in the Contract.

Declared Rate: The rate of interest declared and guaranteed by us at the beginning of each calendar month which is used to calculate the interest to be credited to an Interest Sub-account.

Designated Beneficiary: The person designated to receive death benefits under the Certificate. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner, joint Certificate Owner, Primary Beneficiary, Contingent Beneficiary, and, otherwise, the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Enrollment Form: An application for an Allocated Certificate.

Floor: If the Floor is a positive number or zero, it represents the minimum percentage by which the Indexed Value of an Index Sub-account may increase during a single Term. If the Floor is a negative number or there is no Floor, it represents the maximum percentage by which the Indexed Value of an Index Sub-account may decrease during a single Term.

General Account: Our general investment account which contains all of our assets, except those in separate accounts.

Guaranteed Interest Rate: The interest rate which, when compounded, will equal an annual rate of 3%.

Guaranteed Interest Rate Factors: The Participation Rate, Cap, and Floor, which we set and guarantee at the beginning of each Term of an Index Sub-account and used to calculate Index Increases and Index Decreases under a formula set forth in the Certificate and described in Appendix A.

Income Date: The date on which annuity payments are to begin. The Income Date is the Annuitant's 90th birthday unless state law requires an earlier date.

Income Value: The sum under a Certificate of the Accumulated Value for an Interest Sub-account and the Indexed Value in each Index Sub-account on the Income Date.

Index Decrease: A negative adjustment of Indexed Value which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P 500 Index. This can only occur if there is no Floor or the Floor is less than zero and the S&P 500 Index value on the first Sub-account Anniversary of a Term is lower than it was at the beginning of the Term.

Index Increase: Interest credited to an Index Sub-account, which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P 500 Index.

Index Sub-account: The Sub-account to which we apply Index Increases and Index Decreases.

Indexed Value: The value of an Index Sub-account, equal to all allocations, transfers from the Interest Sub-account to establish the Index Sub-account, or renewals of that Index Sub-account, plus all Index Increases credited to the Index Sub-account, or less Index Decreases if the Floor is less than zero or there is no Floor, plus any End-Of-Term Adjustments, less all amounts surrendered from the Index Sub-account.

Individual Certificate: A Certificate issued to a natural person or a trustee.

In Force: The status of a Certificate before the Income Date, so long as:

o	it is not totally surrendered and

o	there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within, at most, five years from the date of death.

Initial Premium: The premium payment submitted with the Certificate application.

Interest Sub-account: The Sub-account to which we credit interest based on a monthly declared and guaranteed rate of interest. You will have one Interest Sub-account.

Joint Certificate Owner: Any person you designate to possess rights in the Certificate Owner Account. We require that you and any Joint Certificate Owner act together.

Non-Allocated Certificate: A Certificate under which a single account is established on behalf of all participants in a particular employer plan or other eligible entity on a non-allocated basis.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Office: Our executive office at 125 High Street, Boston, Massachusetts 02110.

Participation Rate: The percentage of the percentage increase or decrease in the S&P 500 Index used in the formula to calculate Index Increases or Index Decreases.

Qualified Certificate: Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403, 408 and 408A of the Internal Revenue Code of 1986, as amended, and HR-10 (Keogh) Plans for self-employed persons.

S&P 500 Index: Standard & Poor's 500 Composite Stock Price Index which is used to calculate Index Increases and Index Decreases.

Sub-account Year, Sub-account Anniversary: Each continuous 12-month period beginning on the date an Index Sub-account is opened by allocation, transfer, or renewal and each anniversary thereafter, including the end of any applicable Term of an Index Sub-account.

Subsequent Premium: Any premium payment made after the Initial Premium.

Surrender Value: The guaranteed minimum value of each Sub-account, calculated as described in this prospectus. The Surrender Values of an Interest Sub-account and Index Sub-accounts are calculated separately by differing formulas. The sum of the Surrender Values in an Interest Sub-account and the Index Sub-account(s) is referred to as the Combined Surrender Value.

Term: The period for which Guaranteed Interest Rate Factors are used to calculate Index Increases or Index Decreases for an Index Sub-account. You may select terms from among those we offer.

DESCRIPTION OF CONTRACTS AND CERTIFICATES

A. OWNERSHIP

You may exercise all rights summarized in the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted. Prior to the Income Date, you and any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of that person.

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Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a qualified tax professional as to the tax consequences resulting from such a transfer.

Qualified Certificates may have limitations on transfer of ownership. You should consult a qualified tax professional as to the tax consequences resulting from such a transfer.

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B. ENROLLMENT FORM AND PREMIUM PAYMENTS

he Initial Premium must be at least $5,000 and is due on the Certificate Date. The maximum Initial Premium is $500,000. Payments of $500,000 or more require our approval. You may purchase multiple Certificates, although we reserve the right to limit the total premiums you may pay on multiple Certificates. We may reject any premium payment.

We credit the Initial Premium to a Certificate Owner Account, which we will establish on the day we receive a properly completed application or Enrollment Form and the required premium payment. We will issue a Certificate and confirm the receipt of the Initial Premium in writing. If the Certificate is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for you. A Certificate Owner Account starts earning interest on the day after it is established. You may choose to allocate the Initial Premium to an Interest Sub-account and/or one or more Index Sub-accounts, as described below.

If we determine that an application or Enrollment Form is incomplete, we will attempt to notify you by letter or telephone to obtain the necessary information.

We will return the Initial Premium and any incomplete application or Enrollment Form, along with the corresponding premium payment, that is not completed within three weeks of receipt.

We will permit others to act on your behalf in certain instances, including:

o	We will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.

o	We will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the Initial Premium to be paid to us. If the information is complete, we will issue the Certificate with a copy of an application containing that information. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the application or a Certificate delivery receipt. We confirm, in writing, all purchases. Our liability extends only to confirmed purchases.

Eligible individuals may make Subsequent Premium payments not less than $1,000 or more than $100,000. Subsequent Premium payments may not be made after the first Certificate Year if the Annuitant's age is within 10 years of the Income Date. You instruct how Subsequent Premium payments will be allocated to the Sub-accounts. If you do not specify how the Subsequent Premium payment is to be allocated, we will add it to an Interest Sub-account.

C. ACCUMULATION PERIOD

1. General

The Certificate consists of a series of Sub-accounts, including a single Interest Sub-account and multiple Index Sub-accounts. We create a new Index Sub-account each time you allocate a premium payment or make a transfer to establish a new Index Sub-account. We calculate all benefits under the Certificate by first calculating the appropriate value of each Sub-account and then aggregating all Sub-account values to determine your values.

Amounts you allocate to an Interest Sub-account will earn interest and amounts allocated to an Index Sub-account may earn Index Increases.

2. Interest Sub-account

Any amount allocated to an Interest Sub-account will earn interest at a rate calculated and credited daily based on the Declared Rate. The Declared Rate is an annual effective interest rate that will be credited when daily interest credits have compounded for a full year. We set the Declared Rate on the first business day of each calendar month and we guarantee the rate for that month. The Declared Rate will not be less than a rate which when compounded will equal a 3% annual rate. Thus, the Declared Rate has a guaranteed component and may include interest in excess of the guaranteed component.

The determination of the Declared Rate will be reflective of interest rates generally available on the types of investments in which we intend to invest the proceeds attributable to your Interest Sub-accounts. (See "Investments by Keyport".) In addition, we may consider various factors in determining Declared Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. We will make the final determination as to the declared rate.

An Interest Sub-account will have an Accumulated Value and a Surrender Value.

The Accumulated Value is the Initial and Subsequent Premiums allocated to an Interest Sub-account plus any transfers to an Interest Sub-account, less amounts transferred or surrendered from an Interest Sub-account. We credit interest at the Declared Rat to this net amount.

The Accumulated Value is available only during three time periods:

o	as a surrender payable if all or part of an Interest Sub-account is surrendered within the first five days of any calendar month.

o	as a Death Benefit that is payable if the Certificate is surrendered within 90 days after the date of certain deaths.

o	as a value applied on the Income Date to determine the amount of income payments.

At all other times, the Surrender Value is available while the Certificate is In Force.

The Surrender Value at any time is equal to:

o	90% of the Initial and Subsequent Premiums allocated to an Interest Sub-account, plus

o	any Surrender Values transferred to this Sub-account from any Index Sub-account, less

o	Surrender Values transferred or surrendered from this Sub-account.

Interest, both guaranteed and excess, is credited to this net amount.

We credit guaranteed interest daily at a rate which when compounded will equal a 3% annual rate.

Excess interest is the excess, if any, of interest credited to the Accumulated Value over interest credited to the Surrender Value from the last date we credited excess interest to the current date. We add excess interest on the first of each calendar month and on any date of a transfer or surrender from this Sub-account.

On each Certificate Anniversary within 10 years of the Income Date, if the Accumulated Value exceeds the Surrender Value, we will increase the Surrender Value by 1% of the Accumulated Value, but not to an amount greater than the Accumulated Value.

3. Index Sub-accounts

Multiple Index Sub-accounts may be open at any time. Each Index Sub-account that is open will have its own Term, Participation Rate, Cap, Floor and values. The descriptions below relate to a single Index Sub-account. This section describes activities that relate to activities within a specific Index Sub-account, such as a partial surrender from a particular Index Sub-account.

An Index Sub-account will have an Indexed Value and a Surrender Value. The Indexed Value is available only during three time periods:

o	as a surrender payable if the Index Sub-account is surrendered within 45 days after the end of its Term;

o	as a Death Benefit that is payable if the Certificate is surrendered by the later of 90 days after the date of certain deaths and 60 days after we receive notice of such death; and

o	as an amount applied on the Income Date to determine the amount of income payments.

At all other times, the Surrender Value is available while the Certificate is In Force.

The Indexed Value is the premium payment allocated to or the Accumulated Value transferred to the Index Sub-account, plus or minus any Index Increase or Index Decrease, plus end-of-term adjustments less any partial surrenders.

We determine Index Increases on each Sub-account Anniversary using the S&P 500 Index and the Participation Rate, Floor and Cap. This calculation may result in an Index Decrease only if there is a reduction in the S&P 500 Index on the first Sub-account Anniversary of a Term and there is no Floor or the Floor is less than zero. We will apply any Index Increase or Index Decrease proportionately over the remainder of the Term (See "Appendix A").

We will calculate and apply Index Increases and Index Decreases to a Sub-account at each Sub-account Anniversary after the start of a Term. The Certificate contains a formula for using the S&P 500 Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases and Index Decreases on each Sub-account Anniversary in the Term. We apply all Index Increases and Index Decreases to the Sub-account proportionately over the entire Term. For example, we will apply an Index Increase or Index Decrease attributable to the first year in a five year Term over the first to fifth years in equal amounts. (See "Appendix A", Illustrations 1-6), except that following an Index Decrease, if the S&P 500 Index on any subsequent Sub-account Anniversary in a Term exceeds the S&P 500 Index at the beginning of the Term, we will no longer apply Index Decreases.

There are two parts to the formula. The first calculates the proportionate credit for any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its new highest value on the current Sub-account Anniversary. The second determines the proportionate credit for any change in the S&P 500 Index occurring on a prior Sub-account Anniversary(ies). This part is always zero on the first Sub-account Anniversary in a Term.

WHEN THE FLOOR IS ZERO OR GREATER

At the first Sub-account Anniversary of a Term, we calculate the Index Increase, if any, is by:

o	multiplying
(i)	the Participation Rate by

(ii)	the change in the S&P 500 Index from the beginning of the Term to the first Sub-account Anniversary divided by its beginning of Term value;

o	dividing the result by the number of years in the Term; and

o	multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on the first Sub-account Anniversary.

After the first Sub-account Anniversary in any Term;

We calculate Part one by:

o	multiplying

(i)	the Participation Rate by

(ii)	any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its current highest Sub-account Anniversary value divided by its beginning of Term value;

o	multiplying this result by the ratio of the number of completed Sub-account Years in the Term to the total number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

We calculate Part two by:

o

multiplying the Participation Rate by the percentage change in the S&P 500 Index since the beginning of the Term, calculated using the highest value attained by the S&P 500 Index at any Sub-account Anniversary during the Term excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary;

o	dividing the resulting percentage by the number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

WHEN THERE IS NO FLOOR OR THE FLOOR IS LESS THAN ZERO

At the first Sub-account Anniversary of a Term, we calculate the Index Increase or the Index Decrease by:

o	multiplying

(i)	the Participation Rate by

(ii)	the change in the S&P 500 Index from the beginning of the Term to the first Sub-account Anniversary, divided by its beginning of Term value;

o	dividing this result by the number of years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increase or Index Decrease) on the first Sub-account Anniversary.

If there is no decrease in the S&P 500 Index on the first Sub-account Anniversary of a Term, there will be no Index Decreases during the Term.

After the first Sub-account Anniversary, we use the following two-part calculation to determine any Index Increases and proportionately distribute the first year decrease, if any, and any subsequent increases over the remainder of the Term.

We calculate Part one by:

o	multiplying

(i)	the Participation Rate by

(ii)	any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its current highest Sub-account Anniversary value divided by its beginning of Term value;

o	multiplying this result by the ratio of the number of completed Sub-account Years in the Term to the total number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

We calculate Part two is by:

o

multiplying the Participation Rate by the percentage change in the S&P 500 Index since the beginning of the Term, calculated using the highest value attained by the S&P 500 Index at any Sub-account Anniversary during the Term excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary;

o	dividing the resulting percentage by the number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases or Index Decreases) on any Sub-account Anniversary in the Term.

THIS SECTION APPLIES IN ALL INSTANCES

Any Index Increases calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. Index Decreases may be reduced if a Floor is applicable. The sum of the two parts of the formula equals the total amount that we add to the Sub-account Indexed Value. If the S&P 500 Index on each Sub-account Anniversary in a Term is less than the S&P 500 Index at the beginning of the Term, we will not credit any Index Increases during the Term, and we will apply an Index Decrease if there is no Floor or the Floor is less than zero.

In the event the S&P 500 Index has increased on a Sub-account Anniversary during a Term, the effect of this formula is to provide that, in the absence of any Index Decreases or any partial or total surrender during a Term, the total Index Increases, if any, we credit to an Index Sub-account during a Term will equal the Sub-account Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage increase in the S&P 500 Index since the beginning of the Term (subject to the Cap and the Floor), using the highest value attained by the S&P 500 Index on any Sub-account Anniversary in the Term, excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary.

In the event the S&P 500 Index value has decreased on the first Sub-account Anniversary of a Term, the effect of this formula is to provide that, in the absence of any subsequent Index Increases or any partial or total surrender during a Term, the total Index Decreases, if any, applied to an Index Sub-account during a Term will equal the Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage decrease in the S&P 500 Index since the beginning of the Term (subject to the Floor), using the value attained by the S&P 500 Index on the first Sub-account Anniversary of a Term.

Partial surrenders in excess of Index Increases or Index Decreases will reduce the amount of the Index Increases or Index Decreases credited after such surrender, but do not affect the portion of Index Increases or Index Decreases previously applied.

The total Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account established at the same time, depending on the change in the S&P 500 Index and the Guaranteed Interest Rate Factors over the course of the Term.

The formula may produce Index Increases or Index Decreases to the Indexed Value, or the Indexed Value may remain unchanged. Over time, the Indexed Value of an Index Sub-account may be less than the Surrender Value of that same Index Sub-account. In those circumstances, the Surrender Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term, the Indexed Value of an Index Sub-account is less than the Surrender Value of that Sub-account, we will credit the Indexed Value with an End of Term Adjustment equal to the excess of the Surrender Value over the Indexed Value.

The Surrender Value of an Index Sub-account at any time is equal to the initial Surrender Value plus any Sub-account Anniversary Adjustments (defined below), less any partial surrenders. Interest is credited to the net amount at an annual effective rate of 3%.

A Sub-account Anniversary Adjustment may occur when we compare the Indexed Value and the Surrender Value on each Sub-account Anniversary. If

o	the Indexed Value exceeds the Surrender Value, and

o	the total to date of all Index Increases or Index Decreases applied during the Term exceeds "all increases in the Surrender Value during the Term",

then the Surrender Value will be increased by the difference between the two amounts above. "All increases in the Surrender Value during the Term" equal the total to date during the Term of all prior Sub-account Anniversary Adjustments to the Surrender Value and all interest credited to the Surrender Value. (The interest for each Sub-account equals the Surrender Value at the end of the Sub-account year plus the amount of any partial surrender(s) during the Sub-account year, less the Surrender Value at the start of the Sub-account year).

After the above adjustment, on each Sub-account Anniversary within 10 years of the Income Date, if the Indexed Value exceeds the Surrender Value, then the Surrender Value will be increased by the lesser of (a) and (b), where:

(a)	is 1% of the Indexed Value multiplied by the number of elapsed Sub-account Anniversaries within this 10-year period, less any prior increases that were made pursuant to this provision; and

(b)	is the difference between the Indexed Value and the Surrender Value.

The initial Surrender Value of an Index Sub-account is equal to 90% of the premium allocated to the Index Sub-account if opened by a premium payment, and 100% of the Surrender Value transferred to the Index Sub-account if opened by a transfer.

Currently the index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The S&P 500 Index is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P 500 Index is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by us. The Certificate is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If the publication of the S&P 500 Index is discontinued, or the calculation of the S&P 500 Index is changed substantially, we will substitute a suitable index and notify you.

The formula we use to calculate Index Increases and Index Decreases and illustrative examples are set forth in Appendix A.

Renewal Terms. For Index Sub-accounts, a new Term will begin automatically at the end of a Term, unless you elect a total surrender. (See "Surrenders".) Prior to the end of each Term of each Index Sub-account, we will notify you of the lengths available for the next Terms. You may choose from the Terms we offer at that time. We may discontinue offering Terms of certain lengths currently available or offer Terms of different lengths from time to time. The then available Guaranteed Interest Rate Factors may vary based on the duration of the Term selected and may differ from the rates currently available for new Certificates. You may not select a Term for a period longer than the number of years remaining until the Income Date or beyond the maximum date allowed following the death of a Certificate Owner, Joint Certificate Owner, or Annuitant, if the Owner is a non-natural person. If the selected Term exceeds these limits, we will automatically transfer the value of the Index Sub-account to the Interest Sub-account.

The Indexed Value at the beginning of any subsequent Term will be equal to the value at the end of the previous Term. In the absence of any partial or total surrender or transfer (described below), the Indexed Value will earn and we will credit it with any Index Increases for each year in the subsequent Term, using the Guaranteed Interest Rate Factors established at the beginning of the subsequent Term you select or established by default (as described above) in the absence of other instructions. The Surrender Value at the beginning of any subsequent Term will be equal in value to the Surrender Value at the end of the prior Term. The Indexed Value at the beginning of a new Term can be greater than or equal to Surrender Value, depending on Index Increases, Index Decreases, and surrenders during the prior Term. As a result, the initial Surrender Value for a new Term will be equal to or less than the initial Indexed Value for the new Term bearing the same relationship between Indexed Value and Surrender as determined at the end of the prior Term. For example, if the Surrender Value was 95% of the Indexed Value at the end of the prior Term, it will be 95% of the initial Indexed Value for the new Term. Absent any partial surrenders in the prior Term, the initial Surrender Value will never be less than 90% of the initial Indexed Value in the new Term.

Establishment of Guaranteed Interest Rate Factors. We periodically establish Guaranteed Interest Rate Factors for initial and renewal Terms. We will declare Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase or renewal. We may establish differing Guaranteed Interest Rate Factors for Terms of different lengths. We may offer differing Guaranteed Interest Rate Factors for initial allocations, transfers, and renewal Terms.

We have no specific formula for determining the Guaranteed Interest Rate Factors. We will make the final determination of Guaranteed Interest Rate Factors and we cannot predict or guarantee what these factors will be.

Information on Renewal Rate Factors. You may call a toll-free number to inquire about Guaranteed Interest Rate Factors for Terms then being offered. In addition, prior to the beginning of each subsequent Term, we will notify you in writing of the Terms available. Guaranteed Interest Rate Factors will be declared prior to renewal. At the end of any Term, you will have the opportunity to select any other duration of Term then being offered.

4. Risk Considerations

The interest rates and Index Increases we credit to your Account are based on guarantees we made. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. The amount of any Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account. Moreover, it is possible that we will apply an Index Decrease at each subsequent Index Sub-account Anniversary after the first if the S&P 500 Index does not exceed its beginning value on any subsequent Index Sub-account Anniversary in a Term. If the Floor established for a Term is less than zero, and the S&P 500 Index is lower on the first Sub-account Anniversary than it was at the beginning of the Term, the Indexed Value could be less than principal (i.e., premium payments).

5. Surrenders

General.

You may make a partial or total surrender of your Account at any time prior to the Income Date while the Certificate is In Force, subject to the conditions described below. You may request partial surrenders from any specified Sub-account. Partial and total surrenders are not subject to a surrender charge. However, the values available for surrender may differ depending on the timing of the surrender. For example, in the Interest Sub-account, the Accumulated Value is available during the first five days of every month. At all other times, the Surrender Value is available. The available value in an Index Sub-account during the first 45 days of a new Term is the greater of the Indexed Value and Surrender Value. After 45 days, only the Surrender Value is available.

Partial Surrenders.

At any time prior to the Income Date, you may make a partial surrender by notifying us in writing if:

o	the surrender request is at least $250;

o	the Surrender Value remaining in each Index Sub-account after the partial surrender has been made is at least $1,000; and

o	the Combined Surrender Value remaining in the Certificate after the partial surrender has been made is at least $4,000.

If after complying with a request for a partial surrender there would be insufficient value in the Certificate Owner Account to keep the Certificate In Force, we will treat the request as a request to surrender only the excess over $4,000.

Notwithstanding the above, we do not allow Partial Surrenders from the Index Sub-account(s) if we issued the Certificate under a Corporate or Keogh Qualified Plan established pursuant to the provisions of Section 301 of the Internal Revenue Code.

Surrender Procedures.

If you do not specify from which Sub-account(s) the partial surrender is to be taken, we will withdrawn it from Sub-accounts in the following order:

o	from the Interest Sub-account;

o	from any Index Sub-account where the Indexed Value is available, starting with the most recently established Index Sub-account; and

o	from any Index Sub-account where the Indexed Value currently is not available, starting with the most recently established Index Sub-account.

We have established these default procedures with the goal of minimizing any adverse impact on you; however we do not represent that the order of surrenders will necessarily be the most favorable sequence for any individual Certificate Owner. You should evaluate factors such as the length of the Terms, timing of the partial surrender, the Guaranteed Interest Rate Factors, and the Indexed Value of each Sub-account to determine the appropriate Sub-account from which to take a partial surrender.

Total Surrenders.

You may request a total surrender in writing. Surrendering the Certificate will end it. We will determine the Surrender Value as of the date we receive your request for surrender in writing. We will pay you, as applicable, the Accumulated Value or Surrender Value of the Interest Sub-account and the Indexed Value or Surrender Value of the Index Sub-account(s), less a deduction for any premium taxes not previously paid. For any total surrender made after the first Certificate Year, you may receive the values under an Annuity Option, rather than in a lump sum.

We will, upon request, inform you of the amount payable upon a partial or total surrender. Any partial or total surrender may be subject to tax and tax penalties. (See "Tax Considerations".)

We may defer payment of any partial or total surrender for a period not exceeding six months from the date the Written Request for surrender is received, or any shorter period permitted by state insurance law. Only under highly unusual circumstances will we defer a surrender payment more than 30 days. While all circumstances under which deferral of surrender payment might be involved are not be foreseeable at this time, such circumstances could include, for example, a period of unusually high surrender requests, accompanied by a radical shift in interest rates. If we decide to defer payment for more than 30 days, we will notify you in writing of that decision.

6. Dollar Cost Averaging Programs

We offer dollar cost averaging programs in which you may participate by making a written request. Under the programs we periodically and automatically transfer values from the Interest Sub-account to the new Index Sub-accounts of specific Terms that you select. The programs allow you to allocate premium payments to Index Sub-accounts over time rather than investing in an Index Sub-account all at once. The programs are available for initial and subsequent Premium payments and for values transferred into the Interest Sub-account. You may not choose an Index Sub-account with a Term that would extend beyond the Income Date or the maximum date allowed following the death of a Certificate Owner, any Joint Certificate Owner, or Annuitant, if the Certificate Owner is a non-natural person. We reserve the right to limit the number of Index Sub-account Terms you may choose; however, there are currently no limits.

Each transfer from the Interest Sub-account will be to a new Index Sub-account of a Term you select which will have declared Guaranteed Interest Rate Factors unique to that Sub-account. As described in "Establishment of Guaranteed Interest Rate Factors", we establish these factors periodically and we will establish them prior to each transfer.

Because you elect the dollar cost averaging programs prior to our declaration of the Guaranteed Interest Rate Factors for Index Sub-accounts established under the programs, you should contact us prior to any transfer date to determine the Guaranteed Interest Rate Factors applicable to the planned transfer. You may elect to terminate the programs at any time.

We offer two dollar cost averaging programs:

Under the first program, you must specify in writing the amount (minimum $1,000) of each periodic transfer and the Index Sub-account Term(s) to which you want the transfers made. We will transfer values until all values are transferred from the Interest Sub-account. When the value remaining in the Interest Sub-account after the current transfer would be less than the periodic transfer amount, we will add that remaining value to the current transfer and allocate it proportionally to the designated Index Sub-account(s). The program will then end. For example, assume you have designated $1,000 to a 3 year Term Index Sub-account and $1,000 to a 5 year Term Index Sub-account and have $2,500 remaining in the Interest Sub-account. The final transfer will be for $1,250 to a 3-Year Term Index Sub-account and $1,250 to a 5-year Term Index Sub-account.

Under the second program, you must specify in writing the amount (minimum $1,000) of each periodic transfer, the duration for which you want the periodic transfers made (e.g., 15 months) and the Index Sub-account Term(s) to which you want the transfers made.

The first transfer will occur on a particular date that we designate in advance (the "designated date") as long we receive your written request no later than five business days prior to the designated date. Each subsequent transfer will occur following the designated date. For example, if the frequency is monthly and the designated date is the 10th of a month and we receive your notice on April 2, the first transfer will occur on April 10 and on the 10th of each successive month.

Before any final transfer, you may extend our first program by allocating Subsequent Premium to the Interest Sub-account or by transferring the Indexed Value of any Index Sub-account at the end of its Term to the Interest Sub-account.

We allow partial surrenders from the Interest Sub-account while a dollar cost averaging program is in effect. The duration of either program may be shortened by Partial Surrenders.

You may request in writing or by telephone that we change the periodic amount to be transferred, change the Index Sub-account(s) Terms to which you want the transfers made, or end the program. The program will automatically end if the Income Date occurs. We reserve the right to end the program at any time by sending you a notice one-month in advance.

We must receive written or telephone instructions by 4:00 PM Eastern Time of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures we establish from time to time. The current conditions and procedures appear in Appendix D. If you participate in a dollar cost averaging program we will notify you in advance of any changes.

7. Transfer of Values

You may transfer account values between the Interest Sub-account and Index Sub-accounts, subject to the following:

o	you must make all requests for transfers before the Income Date in writing or by telephone;

o	the number of transfers may not exceed any limit we set for a specified time period. Currently, we do not limit the number of permissible transfers in a single Certificate Year;

o	you may transfer all or part of an Interest Sub-account (but not less than $1,000) to establish a new Index Sub-account at any time before the Income Date;

o	a transfer from an Index Sub-account to an Interest Sub-account must include the entire Indexed Value of the Sub-account and may only be made at the end of a Term;

o

the Term of a new Index Sub-account cannot be longer than the number of years remaining until the Income Date or the date allowed following the death of a Certificate Owner, Joint Certificate Owner or Annuitant, if the Owner is a non-natural person.

Currently, we do not charge for transfers. However, we reserve the right to charge $25 per transfer if you make more than four transfers in a single Certificate Year. This restriction will not apply to dollar cost averaging programs. We reserve the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

8. Premium Taxes

We deduct the amount of premium taxes levied by any state or governmental entity when the premium tax is incurred, unless we elect to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any Certificate transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, premium taxes range from 0% to 3.5%. Appendix C contains a schedule of state premium taxes.

9. Death Provisions

The following provisions do not apply to Non-Allocated Certificates. With Non-Allocated Certificates, Annuitants or payees are unknown until you request that an annuity be effected.

(a) Non-Qualified Certificate

Death of a Certificate Owner, Joint Certificate Owner, or Certain Non-Certificate Owner Annuitants. If, while the Certificate is In Force, you or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or if the Annuitant dies when a non-natural person such as a trust owns the Certificate, the Designated Beneficiary will control the Certificate Owner Account.

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after we receive notice of the death, surrender the Certificate Owner Account for the death benefit on the date of surrender. The total death benefit is the sum of the death benefit(s) of an Interest Sub-account and each Index Sub-account(s). The death benefit of an Interest Sub-account is equal to the Accumulated Value of an Interest Sub-account, i.e.,

(a)	the portion of the Initial Premium allocated to an Interest Sub-account; plus

(b)	the portion of any Subsequent Premium(s) allocated to the Interest Sub-account; plus

(c)	any amounts transferred to an Interest Sub-account; less

(d)	any partial surrender amounts from an Interest Sub-account; less

(e)	any amounts transferred from an Interest Sub-account; plus

(f)	interest on the net amount at the Declared Rate set on the first day of each calendar month and guaranteed for that month.

In all instances except when the Floor is greater than zero, the death benefit of each Index Sub-account is the greater of the Death Benefit and the Surrender Value. The Death Benefit is equal to (a)-(b), where:

(a)	is the Indexed Value at the start of the Sub-account Year in which death occurs, with the applicable Index Increase recalculated as described in Appendix B, and

(b)	is the sum of any partial surrenders since the start of the Sub-account Year.

If the Floor is greater than zero, (a) is "the Indexed Value as of the date of death, less any subsequent Partial Surrender".

For a surrender after the applicable 90 or 60 day period and for a surrender following the death of a Joint Certificate Owner, we will pay the Surrender Value instead.

If the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new sole Certificate Owner as of the decedent's date of death. If the decedent was the Annuitant, the new Annuitant will be any living contingent Annuitant, otherwise the surviving spouse. The Certificate Owner Account can stay in force until another death occurs. Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may remain In Force for a period not to exceed five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions. If the Certificate is still In Force at the end of the five-year period, we will automatically end it by paying the Surrender Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any Person(s) previously named by the Designated Beneficiary in writing, otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, you or any Designated Beneficiary may in writing direct us to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants. The following provisions apply if, while the Certificate is In Force:

o	the Annuitant dies;

o	the Annuitant is not a Certificate Owner; and

o	the Certificate Owner is a natural person.

The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living contingent Annuitant, otherwise the new Annuitant will be you.

(b) Qualified Certificates

Death of Annuitant. If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. The Designated Beneficiary has until the later of the 90th day after the death and the 60th day after we are receive notice of the death to surrender the Certificate Owner Account for the death benefit on the date of surrender, calculated as described above. For a surrender after the applicable 90 or 60 day period, we will pay the Surrender Value instead.

If the Designated Beneficiary does not surrender the Certificate, the Certificate can stay In Force for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions. If the Certificate is still In Force at the end of the period, we will automatically end it then by paying to the Designated Beneficiary the Surrender Value. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing, otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may direct us to pay benefits to a Designated Beneficiary under an Annuity Option meeting these same requirements.

D. ANNUITY PAYMENT PROVISIONS

1. Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments under the payment option you have chosen. We determine the payments by applying the Income Value (less any premium taxes or other taxes not previously deducted) on the Income Date in accordance with the option selected. The total Income Value is the sum of the Accumulated Value for an Interest Sub-account and the Indexed Value of the Index Account(s).

2. The Income Date and Form of Annuity

The Income Date is shown on the Certificate Specifications page. If the Annuitant dies before the Income Date and there is a successor Annuitant, we will base the Income Date on the successor Annuitant's birthday if the successor Annuitant is younger than the deceased Annuitant.

With Allocated Certificates at least 30 days prior to the Income Date, you may ask us to apply the Income Value on the Income Date under any of the Annuity Options described below. In the absence of such request, we will apply the Income Value on the Income Date under Option 3 to provide a monthly life annuity with 10 years of payments guaranteed.

With a Non-Allocated Certificate, you may ask us to apply a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, under an Annuity Option for a participant in that Certificate Owner's plan. We will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as you direct.

No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

3. Change of Annuity Option

You may change the Annuity Option from time to time. We must receive your written request for changes at least 30 days prior to the scheduled Income Date.

4. Annuity Options

In addition to the following options, you may arrange other options if we agree.

Option 1 - Income for a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 30. If, at the death of the payee, we have made Option 1 payments for fewer than the chosen number of years:

o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 1.

See "Annuity Payments" for the manner in which Option 1 may be taxed.

Option 2 - Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and may also depend on the payee's sex. It is possible under this option that the payee will receive only one annuity payment if the payee dies after the receipt of the first payment or will receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Option 3 - Life Income with 5 or 10 Years Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, we have made payments for fewer than the selected number of years:

o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 3.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments begin and may also depend on the payee's sex.

Option 4 - Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments begin and may also depend on each person's sex. It is possible under this option the payees will receive only one annuity payment if both payees die after the receipt of the first payment or will receive only two annuity payments if both payees die after receipt of the second payment, and so on.

5. Frequency and Amount of Payments

We will make payments in monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, We will pay the amount in one lump sum, in lieu of the payment otherwise provided. In addition, if payments become less than $100, we will change the frequency of payments to such intervals as will result in payments of at least $100 each.

6. Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayment with the next annuity payment and deduct any overpayment, unless repaid in one sum, from future annuity payments until we are repaid in full.

INVESTMENTS BY KEYPORT

We invest our assets in accordance with the requirements of applicable state laws regarding investments that the general accounts and separate accounts of life insurance companies may make. Generally, these laws permit investments, subject to specified limits and certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate, and certain other investments. (See "General Account Investments".)

All of our General Account assets will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rates Factors under the Certificates, we will take into account, among other factors, the yields available on the instruments in which we will invest the proceeds from the Certificates. (See "Interest Sub-account", and "Establishment of Guaranteed Interest Rate Factors".) Our obligations and the values and benefits under the Certificates, however, do not vary as a direct function of the returns on the instruments in which we will have invested the proceeds from the Certificates.

Our investment strategy with respect to the proceeds attributable to Certificates is to invest in debt securities which we use to match liabilities with respect to the Terms of Index Sub-accounts to which the proceeds are allocated. This will be done in our sole discretion by making investments authorized by applicable state law. We expect to invest a substantial portion of the premiums received in securities issued by the United States Government, its agencies, and instrumentalities, which may or may not be guaranteed by the United States Government. These securities could include T-Bills, Notes, Bonds, Zero Coupon Securities, and Mortgage Pass-Through Certificates, including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates), Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

We may invest our assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P 500 Index, in order to hedge our obligations with respect to Index Sub-accounts. We may buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge our exposure to interest rate changes. We will purchase those derivatives from counterparties which conform to our Policies and Guidelines regarding derivative instruments. Investments in derivatives involve certain risks. In the case of over-the-counter options and forward contracts, the risks include the possibility that markets will not exist for these investments when we want to close out a position, the risk that trading limits imposed by futures exchanges will inhibit our ability to close out positions in exchange-listed instruments, and the risk that a dealer with which we have an open position will become insolvent.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy, except as may be required by Rhode Island and other state insurance laws.

AMENDMENT OF CERTIFICATE

We reserve the right to amend the Certificate to meet the requirements of any applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

ASSIGNMENT OF CERTIFICATE

You may assign a Certificate at any time, as permitted by applicable law. An assignment will not be binding on us until we receive a copy of the assignment. Your rights and those of any revocably-named person will be subject to the assignment.

A Qualified Certificate may have limitations on your ability to assign the Certificate. We assume no responsibility for the validity or effect of any assignment.

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Because an assignment may be a taxable event, you should consult a qualified tax professional as to the tax consequences resulting from any such assignment.

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DISTRIBUTION OF CERTIFICATE

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Keyport Financial Services Corp. ("KFSC") serves as the principal underwriter for the Certificate. Salespersons who represent us as insurance agents will sell the Certificates. Such sales persons are also registered representatives of broker-dealers who have entered into selling agreements with KFSC. KFSC is our wholly-owned subsidiary, and is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD") and is located at 125 High Street, Boston, Massachusetts 02110.

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We will pay a commission to broker-dealers of no more than 5.25% of any premium paid under a Certificate and we may pay a reduced commission. Certificates may be sold with a lower commission structure to our officers, directors or employees or those of our affiliates or to any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Index Sub-account(s), reflecting anticipated cost savings to us from the lower commission structure.

TAX CONSIDERATIONS

A. GENERAL

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You should consider getting tax and legal advice before you decide to purchase a Certificate. Furthermore, you should understand that we can not provide you with a detailed description of tax consequences regarding the purchase of a Certificate and that there may be instances where special tax rules apply. We do not address any applicable state or other tax laws in the discussion below. You should consult a qualified tax professional.

This section provides general information on the federal income tax consequences of ownership of a Certificate based upon our understanding of current federal tax laws and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Certificate is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Certificates that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Certificate or any transaction involving any Certificate. You should consult a qualified tax professional for advice before purchasing a Certificate or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Certificate.

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B. TAXATION OF KEYPORT

We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Code"). We own the assets underlying the Certificates. Any income we earn on those assets is our income.

C. TAXATION OF ANNUITIES IN GENERAL

1. General

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For federal income tax purposes, purchase payments made under Non-Qualified Certificates are not deductible. Under certain circumstances, purchase payments made under Qualified Certificates may be excludible or deductible from taxable income. Any such amounts will also be excluded from the cost basis for purposes of determining the taxable portion of any distributions from a Qualified Certificate.

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Certificate should be based on the assumption that the purchase of a Qualified Certificate is necessary to obtain tax deferral under a qualified plan.

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Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, either in the form of a lump sum payment (e.g., a full or partial surrender of the Certificate Owner Account Value), an assignment, a gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in Sub-account Value are taxed yearly whether or not a distribution occurs.

2. Surrender, Death Benefit Payments, Assignments, and Gifts

If you fully surrender the Certificate you are taxed on the portion of the payment that exceeds your cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Initial Premium and any Subsequent Premium(s), and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below.

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent that Certificate Owner Account Value exceeds the Initial Premium and any Subsequent Premium. Then, to the extent Certificate Owner Account Value does not exceed the Initial Premium and any Subsequent Premium, such surrenders are treated as a non-taxable return of principal to you. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate you will be treated as if you have received the amount assigned or pledged. You will be subject to taxation under the rules applicable to surrenders. If you give away the Certificate to anyone other than your spouse, you will be treated for income tax purposes as if you have fully surrendered the Certificate.

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A special computational rule applies if we issue to you, during any calendar year, two or more Certificates or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is to be determined under Section 72(e) of the Code by treating our contracts and Certificates as one. This means that the amount of any distribution under one Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or Certificates exceeds the sum of the cost bases for all the Certificates.

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3. Annuity Payments

We determine the non-taxable portion of each annuity payment by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable at ordinary income rates.

For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

4. Penalty Tax

Payments you, Annuitants, and Designated Beneficiaries receive under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received under the following circumstances:

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy;

o	after your death (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

5. Income Tax Withholding

We are required to withhold Federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs") for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or to an individual retirement annuity or account ("IRA").

6. Section 1035 Exchanges

You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity Certificate. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

premium payments made between August 14, 1982 and January 18, 1985, and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	premium payments made before August 14, 1982, and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:

(i)	the penalty tax does not apply to any distribution;
(ii)	partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and
(iii)	assignments are not treated as surrenders subject to taxation.

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7. Annuity Purchases by Nonresident Aliens

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The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax professional regarding U.S., state, and foreign taxation with respect to an annuity purchase.

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D. QUALIFIED PLANS

The Certificate is for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan. We make no attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans.

You, as well as participants under such Qualified Plans, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief summaries of the various types of Qualified Plans and of the use of the Certificate in connection with these Plans. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

1. Tax-Sheltered Annuities

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Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational, and scientific organizations specified in Section 501c(3) of the Code to purchase annuity Certificates and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. This type of annuity Certificate is commonly referred to as a "Tax-Sheltered Annuity".

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Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only in the following circumstances:

o	when the employee attains age 59-1/2, separates from service, dies, or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code); or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to those contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the restrictions of Section 403(b)(11) apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988.

The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

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If you have requested a distribution from a Certificate, we will notify you if all or part of the distribution is eligible for rollover to another eligible Qualified Plan. Any amount eligible for rollover treatment will be subject to mandatory Federal income tax withholding at a twenty percent (20%) rate if you receive the amount rather than directing us by Written Request, to transfer the amount as a direct rollover to another eligible Qualified Plan.

Under the terms of a particular Section 403(b) plan, the participant may be entitled to transfer all or a portion of the Certificate Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

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2. Individual Retirement Annuities

Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These Individual Retirement Annuities are subject to limitations on the amount contributed, the persons eligible, and the time distributions may begin. Distributions from certain types of Qualified Plans may be placed into a Section 408(b) Individual Retirement Annuity on a tax-deferred basis.

3. Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

THE COMPANY

A. Business

General

We are a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. We seek to maintain our presence in the fixed annuity market while expanding our sales of variable and equity-indexed annuities. We seek to achieve a broader market presence through the use of diversified distribution channels and maintain a conservative approach to investment and liability management.

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We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A+ (Superior) by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA+ (with negative outlook) for very strong financial security, Moody's rates us Aa2 (with positive outlook) for excellent financial strength and Fitch rates us AA (with positive outlook) for strong financial strength. The Best's A+ rating is in the second highest ratinglevel out of 16 rating levels. The S&P AA+ rating is the second highest rating level out of 21 rating levels. The Moody's Aa2 rating is the third highest rating level out of 21 rating levels. The Fitch AA rating is the third highest rating level out of 24 rating levels. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders.

Our wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and Keyport Benefit Life Insurance Company ("Keyport Benefit"). Another wholly-owned subsidiary is Keyport Financial Services Corp., a broker-dealer.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada, ("Sun Life Assurance"), a multi-line insurance and financial services institution. We were acquired by Sun Life Assurance in November 2001 from Liberty Financial Companies, Inc., a subsidiary of Liberty Mutual Insurance Company of Boston, Massachusetts. We are ultimately controlled by Sun Life Financial Services of Canada, Inc. ("Sun Life Financial"), a corporation organized in Canada, that is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London and Philippines stock exchanges.

Our executive office is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 and administrative office is located at 125 High Street, Boston Massachusetts 02110. Our home office is located at 695 George Washington Highway, Lincoln, Rhode Island 02865.

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B. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

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	Two-months	Ten-months
	Ended	Ended
	December 31	October 31	As of and for the year ended December 31,
	2001	2001	2000	1999	1998	1997

Income statement data:
Investment income	$ 144,918	$ 735,641	$ 856,808	$ 805,216	$ 815,226	$ 847,048
Interest credited	107,315	498,668	539,643	526,574	562,238	594,084
Investment spread	37,603	236,973	317,165	278,642	252,988	252,964
Net change in unrealized and
undistributed (losses) gains
in private equity limited
partnerships	-	(17,088)	31,604	0	0	0
Fee income	10,953	63,829	79,658	60,146	42,836	36,353
Operating expenses	17,173	157,133	70,542	54,424	53,544	49,941
Income before income taxes	133,809	104,237	199,713	140,636	161,519	172,651
and cumulative effect of
accounting changes
Net income	86,976	16,755	142,585	94,659	108,600	113,561

Balance sheet data:
Total cash and investments	$15,311,490	$13,845,752	$13,886,294	$13,123,851	$13,317,878	$13,505,858
Total assets	19,143,810	18,731,852	19,008,014	17,495,977	15,775,231	15,342,189
Stockholder's equity	1,761,681	1,381,914	1,280,235	1,013,388	1,135,597	1,103,021

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

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Change of Control

Through October 31, 2001, we were a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, Liberty Financial, our corporate parent, announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services Inc. ("Sun Life Financial"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("Sun Life"). The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and Liberty Financial's shareholders.

Effective after the close of business on October 31, 2001 all required approvals had been obtained and Sun Life of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life, acquired us for approximately $1.7 billion in cash. As part of the acquisition, Sun Life Financial (U.S.) Holdings, Inc., another indirect subsidiary of Sun Life, acquired Independent Financial Marketing Group ("IFMG"), our affiliate. Our acquisition and the acquisition of IFMG complements both Sun Life Financial's product array and distribution capabilities and advances Sun Life Financial towards its strategic goal of reaching a top 10 position in target product markets in North America. Sun Life Financial also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition. We are in the process of completing the valuations of a portion of the assets acquired; thus, the allocation of the purchase price is subject to refinement.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2001 (in thousands):

Assets:
Fixed-maturity securities	$ 10,609,150
Equity securities	35,313
Mortgage loans	7,216
Policy loans	631,916
Value of business acquired	105,400
Goodwill	714,755
Intangible assets	12,100
Deferred taxes	217,633
Other invested assets	363,586
Cash and cash equivalents	1,846,887
Other assets acquired	465,152
Separate account assets	3,941,527
Total assets acquired	$ 18,950,635

Liabilities:
Policy liabilities	$ 12,052,071
Other liabilities	1,262,045
Separate accounts	3,930,042
Total liabilities assumed	$ 17,244,158

Net assets acquired	$ 1,706,477

Intangible assets acquired primarily consist of state insurance licenses ($10.1 million) that are not subject to amortization. The remaining $2.0 million of intangible assets relate to product rights that have a weighted-average useful life of 7 years. Most of the goodwill is expected to be deductible for tax purposes.

Accounting Changes

The cumulative effect of accounting changes, net of tax, for the ten-month period ended October 31, 2001 of $60.8 million includes a loss of $54.3 million relating to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133" (collectively hereafter referred to as the "Statement") in the quarter ended March 31, 2001 and a loss of $6.5 million relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in the quarter ended June 30, 2001.

We adopted the Statement on January 1, 2001. The Statement requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of the Statement at January 1, 2001 decreased net income and stockholder's equity by $54.3 million. The adoption of the Statement may increase volatility in future reported income due, among other reasons, to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges we believe are effective economic hedges. We anticipate that we will continue to utilize our current risk management philosophy, which includes the use of derivative instruments.

We adopted EITF Issue No. 99-20 on April 1, 2001. EITF Issue 99-20 governs the method of recognizing interest income and impairment on asset-backed investment securities. EITF Issue No. 99-20 requires us to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF Issue No. 99-20, based on current information and events, if we estimate that the fair value of our beneficial interests is not greater than or equal to our carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of EITF Issue No. 99-20 on April 1, 2001 decreased net income by $6.5 million with a related increase to accumulated other comprehensive income of $1.8 million.

September 11, 2001

We have fixed maturities in our general account portfolio invested in entities associated with the airline, hotel, and hospitality businesses. The national tragedy of September 11, 2001 has had an adverse impact on these industries. We have not recorded any other than temporary declines due to the decrease in market value of these investments subsequent to the September 11 terrorist attacks. We will continue to monitor the recoverability of these investments.

We also have a swap agreement in which we participate in a reinsurance pool of catastrophic insurance. Our maximum exposure under this agreement is $13.6 million per calendar year. Our estimated pro-rata share of losses associated with the September 11 terrorist attacks is $11.8 million, which has been recorded as a component of net investment income.

1. Critical Accounting Policies

Our discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

Derivative Instruments

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we designate the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilizes the derivative as an economic hedge ("non-designated derivative"). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains. Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

We issue equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract. Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

Fair values are based upon either dealer price quotations or are derived from pricing models that consider current market and contractual prices for the underlying financial instrument, as well as time value and yield curve or volatility factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. Changes in the fixed income and equity markets will affect our estimate of fair value in the future, which will affect reported derivative income.

Value of Business Acquired

The value of business acquired represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits. Interest is accrued on the unamortized balance at the average interest crediting rate (5% for the two-month period ended December 31, 2001).

The value of business acquired is also adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Value of business acquired was increased by $5.7 million at December 31, 2001 relating to this adjustment.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. These costs are deferred and amortized with interest in relation to the present value of estimated gross profits from mortality; investment spread and expense margins. This amortization is reviewed annually and adjusted retrospectively when we revise our estimate of current or future gross profits to be realized, including realized and unrealized gains and losses from investments.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs increased by $0.1 million and $43.6 million at December 31, 2001 and December 31, 2000, respectively, relating to this adjustment.

Although realization of deferred policy acquisition costs is not assured, we believe it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax asset will not be realized.

The carrying value of our net deferred tax asset assumes that we will be able to generate sufficient future taxable income based upon estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against our net deferred tax asset resulting in additional income tax expense in our consolidated statement of operations. Management evaluates the recoverability of the deferred tax asset on a quarterly basis.

As part of the Stock Purchase Agreement between Sun Life Financial and Liberty Financial, Liberty Financial is obligated to reimburse us for any federal, state or local taxes arising from certain tax elections under Section 338(h) of the Internal Revenue Code of 1986. Liberty Financial has given us notice of certain objections it has with the calculation of these taxes. The amount in dispute is approximately $37 million. Under the agreement, if Sun Life Financial and Liberty Financial cannot agree on the amount of taxes due, the matter shall be submitted for arbitration. It is not yet possible to know whether arbitration will be necessary. We currently assume the entire amount is recoverable.

Other than Temporary Declines

We routinely review our portfolio of investment securities. We identify any investments that require additional monitoring on a monthly basis, and carefully review the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, we principally consider the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded investments, management also considers market value quotations, if available.

The net realized investment losses for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999 included losses of $42.8 million, $16.7 million and $18.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary. As of December 31, 2001 and 2000, the carrying value of fixed maturity investments that were non-income producing was $81.8 million and $24.4 million, respectively, which constitutes 0.2% of general account investments.

2. Results of Operations

Net income was $16.8 million, $142.6 million, $94.7 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease in the ten month period ended October 31, 2001 compared to the year ended December 31, 2000 primarily relates to the $60.8 million cumulative effect of accounting changes and a $48.6 million decrease of the net change in unrealized and undistributed gains in private equity limited partnerships. The increase in the year ended December 31, 2000 compared to 1999 primarily related to the $31.6 million increase in the net change in unrealized and undistributed gains in private equity limited partnerships, coupled with increases in net investment spread, fee income, and decreases in net realized investment gains (losses).

Income from operations (income before income taxes, net change in unrealized and undistributed gains in private equity limited partnerships, and net realized gains (losses)) was $144.1 million, $203.9 million and $182.1 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease in 2001 compared to 2000 was primarily attributable to the decrease in net spread. The increase in 2000 compared to 1999 was primarily attributable to increases in net spread and fee income offset by an increase in operating expense.

Investment spread is the amount by which investment income earned on our investments exceeds interest credited to policyholder balances. Investment spread was $237.0 million, $317.2 million and $278.6 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. The investment spread percentage was 2.07%, 2.26% and 1.97% for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

The investment spread percentage for the two-month period ended December 31, 2001 was 1.71%. The decrease in the investment spread percentage in the two-month period is attributable to the new accounting basis of the assets. The investments were marked to fair value as of November 1, 2001 and the effective yield was decreased due to the market value adjustment.

Investment income was $735.6 million, $856.8 million and $805.2 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease of $121.2 million is primarily attributable to the fact that the 2000 amount is for a full year and the 2001 amount is for a ten-month period. Investment income was $735.6 and $701.5 for the ten-month periods ended October 31, 2001 and 2000, respectively. The increase of $34.1 million in 2001 compared to 2000 is the result of a higher average investment yield ($47.8 million) offset by a decrease in average invested assets ($13.7 million) for the ten-month periods ended October 31, 2001 and 2000, respectively. The average investment yield was 7.06% for the ten month period ended October 31, 2001 compared to 6.61% for the ten-month period ended October 31, 2000 (6.74% for the year ended 2000). The increase of $51.6 million in 2000 compared to 1999 is the result of a higher average investment yield ($62.2 million) offset by a decrease in average invested assets ($10.6 million). The average investment yield was 6.74% in 2000 compared to 6.25% in 1999.

The adoption of FAS133 requires that call options be carried at fair value and our call options are considered non-designated derivatives. The changes of the fair value of the call options are reported as a component of net derivative loss in 2001. In the prior year, the premium paid for a call option was amortized over its contract term and the call option amortization was included as a component of investment income. Investment income for the years ended December 31, 2000 and 1999, includes $79.7 million and $77.2 million, respectively, of S&P 500 Index call option amortization expense related to our equity-indexed annuities. If FAS 133 had not been adopted, call option amortization expense and the average investment yield would have been $73.7 million and 6.38% for the ten-month period ended October 31, 2001.

The investment yield for the two-month period ended December 31, 2001 was 6.99%.

Interest credited to policyholders totaled $498.7 million, $539.6 million, $526.6 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease of $40.9 million is primarily attributable to the fact that the 2000 amount is for a full year and the 2001 amount is for a ten-month period. Interest credited was $498.7 million and $440.8 million for the ten-month periods ended October 31, 2001and 2000, respectively. The increase of $57.9 million in 2001 compared to 2000 is the result of a higher average interest credited rate ($60.3 million) offset by a decrease in average policyholder liabilities ($ 2.4 million) for the ten-month periods ended October 31, 2001 and 2000, respectively. Policyholder balances averaged $ 12.0 billion ($10.1 billion of fixed products and $1.9 billion of equity-indexed annuities) compared to $12.1 billion ($9.7 billion of fixed products and $2.4 billion of equity-indexed annuities) for the ten-month periods ended October 31, 2001 and 2000. The average interest credited rate was 4.99% (5.20% on fixed products and 3.93 % on equity-indexed annuities) for the ten months ended October 31, 2001 compared to 4.39% (5.18% on fixed products and 0.85% on equity-indexed annuities) for the ten-month period ended October 31, 2000. The increase of $13.0 million in 2000 compared to 1999 is the result of a higher average interest credited rate ($24.1 million) offset by lower average policyholder balances ($11.1 million). Policyholder balances averaged $12.0 billion ($9.7 billion of fixed products and $2.3 billion of equity-indexed annuities) in 2000 compared to $12.3 billion ($10.1 billion of fixed products and $2.2 billion of equity-indexed annuities) in 1999. The average interest credited rate was 4.48% (5.27% on fixed products and 0.85% on equity-indexed annuities) in 2000 compared to 4.28% (5.00% on fixed products and 0.85% on equity-indexed annuities) in 1999.

Our equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 120%) of the change in value of the S&P 500 Index. Our equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually

Under FAS 133, the index annuities are deemed to contain an embedded derivative (the change in value attributable to the change in the S&P 500 index) and a host contract. The host contracts' interest rate is derived at the inception of the contract and an effective interest rate is utilized that will result in a liability equal to the guaranteed minimum account value at the end of the term. The embedded derivative is a non-designated derivative and the changes in fair value are reported as a component of derivative income (loss). In 2000, the interest credited to equity-indexed policyholders related to the participation rate is reflected net of income recognized on the S&P 500 Index call options and futures resulting in a 0.85% net credited rate. If FAS 133 had not been adopted, interest credited and the average interest credited rate would have been $ 478.3 million and 4.77% for the ten-month period ended October 31, 2001.

The average interest credited rate for the two-month period ended December 31, 2001 was 4.97%.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.5 billion for the ten-month period ended October 31, 2001, $12.4 billion for the two-month period ended December 31, 2001, and $12.7 for the year ended December 31, 2000.

Net realized investment losses were $22.8 million, $35.8 million and $41.5 million for the ten-month period ended October 31, 2001 and for years ended December 31, 2000 and 1999, respectively. The net realized investment losses in 2001, 2000 and 1999 included losses of $42.8 million, $16.7 million and $18.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary.

Net derivative gains of $100.0 and $.4 million for the two month period ended December 31, 2001 and the ten-month period ended October 31, 2001, respectively, represent fair value changes of non-designated derivatives and the ineffective portion of fair value hedges, net of related effects on deferred policy acquisition costs.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we designate the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilize the derivative as an economic hedge ("non-designated derivative"). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains. Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

We issue equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract. Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

We purchase call options and futures on the S&P 500 Index to economically hedge our obligation under the annuity contract to provide returns based upon this index. The call options and futures are non-designated derivatives. In addition, we utilize non-designated total return swap agreements to hedge certain of our policyholder obligations (classified as separate account liabilities through October 31, 2001).

As a component of our investment strategy and to reduce our exposure to interest rate risk, we utilize interest rate swap agreements. Interest rate swap agreements are agreements to exchange with a counterparty, interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The interest rate swap agreements are designated and qualify as fair value hedges. The ineffective portion of the fair value hedges, net of related effects on deferred policy acquisition costs, resulted in a loss of $2.6 million for the ten-month period ended October 31, 2001.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedging transactions. This process includes linking all fair value hedges to specific assets on the balance sheet. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value and changes in fair value will be reported in operations. The subsequent fair value changes in the hedged asset will no longer be reported in current period operations.

Effective November 1, 2001, in conformity with Sun Life accounting policies, we discontinued hedge accounting and classified the interest rate swap agreements as non-designated derivatives. We believe that these derivatives provide economic hedges and the cost of formally documenting the effectiveness of the fair value of the hedged assets in accordance with the provisions of SFAS 133 was not justified. The increase in the swap values, net of related effects on the value of business acquired, resulted in income of $64.9 million for the two-month period ended December 31, 2001.

The change in values of the call options, futures, and the embedded derivative, net of related effects on the value of business acquired, resulted in income of $35.1 million for the two-month period ended December 31, 2001. The primary reason for the increase was related to the decrease in the value of the multiple term embedded options, which increased income, net of related effects of value of business acquired, by $31.6 million for the two-month period ended December 31, 2001.

Net change in unrealized and undistributed (losses)/gains in private equity limited partnerships is accounted for on the equity method and represents primarily increases/(decreases) in the fair value of the underlying investments of the private equity limited partnerships for which we have ownership interests in excess of 3%. The net change of ($17.1) million and $31.6 million in unrealized and undistributed (losses)/gains is recorded net of the related amortization of deferred policy acquisition costs of ($31.7) million and $58.8 million, and net of the amounts realized, which are recognized in investment income of $31.4 million and $13.3 million, for the ten-month period ended October 30, 2001 and for the year ended December 31, 2000, respectively. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. There can be no assurance that any unrealized and undistributed gains will ultimately be realized or that we will not incur losses in the future on such investments. The corresponding amount in 1999 was insignificant.

Effective November 1, 2001, we amended our policy to conform to Sun Life's policy. Partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method. The equity method of accounting is used for all partnerships in which we have an ownership interest in excess of 3%. The equity income or loss is included with net investment income. Partnership investments amounted to $331.9 million at December 31, 2001. There were no material changes in the underlying equity for the two-month period ended December 31, 2001.

Surrender charges are revenues earned on the early withdrawal of fixed, equity-indexed and variable annuity policyholder balances. Surrender charges on fixed, equity-indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $13.6 million, $24.2 million and $17.7 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

Total annuity withdrawals represented 19.2%, 16.2% and 14.7% of the total average annuity policyholder and separate account balances during the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Higher surrenders are primarily due to increased competition from other investment products and a declining interest rate environment.

Separate account income is primarily mortality and expense charges earned on variable annuity and variable life policyholder balances and net spread from institutional business (through October 31, 2001). Mortality and expense charges, which are based on the market values of the assets in the separate accounts supporting the contracts, were $30.9 million, $39.3 million and $29.1 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Variable product fees represented 1.42%, 1.45% and 1.44% of average variable annuity and variable life separate account balances for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Net spread from institutional contracts was $13.6 million, $4.2 million and $4.3 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales, redemptions and changes in the market values of the investments managed. Management fees were $5.7 million, $6.2 million and $4.2 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Average separate account assets were $2.6 billion and $2.8 billion for the years ended December 31, 2000 and 1999, respectively.

Operating expenses primarily represent compensation, general and administrative expenses. These expenses were $55.7 million, $64.9 million and $49.7 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The increases were primarily due to higher compensation related expenses.

Amortization of deferred policy acquisition costs relates to the amortization of the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs included commissions, costs of policy issuance, underwriting and selling expenses.

Amortization was $95.5 million, $116.1 million, and $97.4 million for the ten-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Amortization expense represented 33.4%, 28.3% and 31.2% of investment spread and separate account fees for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. In September 2001, an additional $5.4 million of deferred policy acquisition cost was amortized based upon revised estimates of future gross profits. Excluding the prospective unlocking adjustment of $5.4 million, amortization of deferred policy acquisition cost as a percent of investment spread and separate account fees would have been 31.4% for the ten-month period ended October 31, 2001.

Income tax expense was $26.6 million, $57.1million and $46.0 million or 25.56%, 28.61% and 32.69% of pretax income for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease in the effective tax rate in 2001 and 2000 compared to 1999 primarily reflects a reduction in the valuation allowance established for unrealized capital losses in the "available for sale" investment portfolio.

3. Financial Condition

Stockholder's Equity was $1.762 billion and $1.280 billion at December 31, 2001 and 2000, respectively. The increase is primarily attributable to the acquisition.

Investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.1 billion and $12.6 billion at December 31, 2001 and 2000, respectively.

Our general investment policy is to hold fixed maturity investments for long-term investment and, accordingly, we do not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, we classify our entire fixed maturity portfolio as "available for sale" and carry such investments at fair value. Gross unrealized losses at December 31, 2001 and 2000 were $60.0 million and $60.2 million, respectively.

Approximately $11.8 billion, or 98.3%, of our general account investments at December 31, 2000, were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 2001, the carrying value of investments in below investment grade securities totaled $1.2 billion, or 7.8% of general account and certain separate account investments of $15.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

4. Quantitative and Qualitative Disclosures About Market Risk

This discussion covers market risks associated with investment portfolios that support our general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For those products, the policyholder assumes market risks.

We have investment policies and guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, we have specific investment policies that delineate the investment limits and strategies that are appropriate given our liquidity, surplus, product and regulatory requirements.

Our management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. Efforts to reduce holdings of below investment grade bonds were initiated in late 2001. Also, as a matter of investment policy, we manage foreign exchange and equity risk within tolerance bands. We do not hold real estate but do own substantial amounts of equity options supporting our Equity-Indexed Annuities business. The management of interest rate risk exposure is discussed below.

Interest rate risk

Our fixed interest rate liabilities are primarily supported by a well-diversified portfolio of fixed interest investments. They are also supported by small amounts of floating rate notes. These interest-bearing investments include both publicly issued and privately placed bonds. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. We also hold securitized assets, including mortgage-backed securities ("MBS"), collateralized mortgage obligations, commercial MBS and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. We restrict MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. We do not engage in leveraged transactions and we do not routinely invest in the more speculative forms of these instruments such as the interest-only, principal-only, inverse floater, or residual tranches.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. We carefully manage risks from wide fluctuations in interest using analytical and modeling software acquired from outside vendors. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders.

Significant features of our models include:

o	an economic or market value basis for both assets and liabilities;
o	an option pricing methodology;
o	the use of effective duration and convexity to measure interest rate sensitivity; and
o	the use of key rate durations to estimate interest rate exposure at different parts of the yield curve and to estimate the exposure to non-parallel shifts in the yield curve.

Our Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and assets. We manage these mismatches to a tolerance range of plus or minus 1.0. At December 31, 2001 and 2000, the estimated difference between our asset and liability duration was approximately 0.5 and 0.8, respectively. This positive duration gap indicates that the fair value of our assets is somewhat more sensitive to interest rate movements than the fair value of our liabilities.

Asset strategies may include the use of Treasury futures, options and interest rate swaps to adjust the duration profiles. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a quarterly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of our incurring losses related to credit exposures is considered remote.

Liabilities categorized as financial instruments and held in our general account at December 31, 2001 had a fair value of $13.2 billion. Fixed income investments supporting those liabilities had a fair value of $14.1 billion at that date. We performed a sensitivity analysis on these interest-sensitive liabilities and assets on December 31, 2001. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $354.2 million (for an adjusted total of approximately $13.5 billion) and the corresponding assets would show a net increase of $364.5 million (for an adjusted total of approximately $14.5 billion).

By comparison, liabilities categorized as financial instruments and held in our general account at December 31, 2000 had a fair value of $11.5 billion. Fixed income investments supporting those liabilities had a fair value of $12.4 billion at that date. We performed a sensitivity analysis on these interest-sensitive liabilities and assets on December 31, 2000. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $235.0 million (for an adjusted total of approximately $11.7 billion) and the corresponding assets would show a net increase of $370.9 million (for an adjusted total of approximately $12.8 billion).

We produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually would occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. We believe that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on our processes for analyzing and managing interest rate risk, our management believes our exposure to interest rate changes will not materially affect our near-term financial position, results of operations, or cash flows.

Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2001 and 2000, we had approximately $39.6 million and $76.4 million, respectively, in common stocks and $56.1 million and $337.7 million, respectively, in call options.

At December 31, 2001 and 2000, we had $1.4 billion and $2.3 billion, respectively, in equity-indexed annuity liabilities that provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). We purchase equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

We manage the equity risk inherent in our assets relative to the equity risk inherent in our liabilities by conducting detailed computer simulations that model our S&P 500 Index derivatives and our equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivative portfolios are constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option or future cost environments. In order to achieve this objective and limit our exposure to equity price risk, we measure and manage these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. We use derivatives, including futures, options and total return swaps to modify our net exposure to fluctuations in the S&P 500 Index.

Based upon the information and assumptions we used in our stress-test scenarios at December 31, 2001 and 2000, management estimates that if the S&P 500 Index increases by 10%, the net fair value of our assets and liabilities described above would increase (decrease) by approximately $1.0 million and $(5.7) million, respectively. If the S&P 500 Index decreases by 10%, management estimates that the net fair value of our assets and liabilities will increase (decrease) by approximately $3.6 million and $(7.2) million, respectively. If option implied volatilities increase by 100 basis points, management estimates that the net fair value of our assets and liabilities will decrease by approximately $.3 million and $1.4 million, respectively.

The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

5. Derivatives

As a component of our investment strategy and to reduce its exposure to interest rate risk, we utilize interest rate and total return swap agreements and interest rate cap agreements to match assets more closely to liabilities. Interest rate swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. We currently utilize interest rate swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. A total return swap agreement is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices. We utilize total return swap agreements to hedge our obligations related to certain separate account liabilities. We had 88 and 69 outstanding swap agreements with an aggregate notional principal amount of $3.2 billion and $3.8 billion as of December 31, 2001 and 2000, respectively.

Cap agreements are agreements with a counterparty that require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. We had no outstanding interest rate cap agreements as of December 31, 2001 and 2000.

With respect to our equity-indexed annuities and certain separate account liabilities (through October 31, 2001), we buy call options, futures and certain total return swap agreements based on the S&P 500 Index to hedge its obligations to provide returns based upon this index. We had total return swap agreements with a carrying value of $41.7 million and $23.9 million as of December 31, 2001 and 2000, respectively.

There are risks associated with some of the techniques we use to match our assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. We believe that the counterparties to our swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Future contracts trade on organized exchanges and, therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options, futures and certain total return swap agreements have stock market risk. These swap and cap agreements hedge fixed-rate assets and we expect that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed-rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options, futures and certain total return swap agreements hedge our obligations to provide returns on equity-indexed annuities and certain separate account liabilities based upon the S&P 500 Index, and we believe that any stock market movements that adversely affect the market value of S&P 500 Index call options, futures and certain total return swap agreements would be substantially offset by a reduction in policyholder and certain separate account liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Our profitability could be adversely affected if the value of our swap and cap agreements increase less than (or decrease more than) the change in the market value of its fixed rate assets and/or if the value of its S&P Index 500 call options, futures and certain total return swap agreements increase less than (or decrease more than) the value of the guarantees made to equity-indexed and certain separate account policyholders.

6. Liquidity and Capital Resources

Our liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. We use cash for the payment of annuity and life insurance benefits, operating expenses, policy acquisition costs, and investment purchases. We generate cash from annuity premiums, deposits, net investment income, and from maturities and sales of our investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet our cash requirements. We monitor cash and cash equivalents in an effort to maintain sufficient liquidity and have strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of our obligations, we have invested a substantial amount of our general account assets in readily marketable securities. At December 31, 2001, $12.7 billion, or 83.0%, of our general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause us to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on us. Although no assurance can be given, we believe that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, our fixed-rate products incorporate surrender charges to encourage persistency and make the cost of our policyholder balances more predictable.

Current Rhode Island insurance law permits us to pay dividends or distributions to our corporate parent, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $0.1 million, $10.0 million, and $30.0 million in dividends to Liberty Financial in 2001, 2000 and 1999, respectively. In connection with the Sun Life acquisition, we will not be allowed to make any dividend payments for a period of 18 months without the prior approval of the Rhode Island Insurance Department. Subsequent to the 18 month period, the amount of dividends that we will be able to pay will be based upon current Rhode Island insurance law.

Based upon our historical cash flow, our current financial condition and our expectation that there will not be a material adverse change in the results of our operations and our subsidiaries during the next twelve months, we believe that cash flow provided by operating activities over this period will provide sufficient liquidity for us to meet our liquidity needs.

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7. Forward-Looking Statements

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of our filings under Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products, which may adversely affect our ability to sell our products and services and the market value of our investments and assets under management and, therefore, the portion of our revenues that are based on a percentage of assets under management; (2) our ability to manage effectively our investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (our results of operations and financial condition are significantly dependent on our ability to manage effectively our investment spread); (3) levels of surrenders and withdrawals of our retirement-oriented insurance products; (4) our ability to manage effectively certain risks with respect to our investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (5) competition in the sale of our products and services, including our ability to establish and maintain relationships with distributors of our products; (6) changes in our financial ratings or those of our competitors; (7) our ability to attract and retain key employees, including senior officers, investment managers and sales executives; (8) the impact of and our compliance with existing and future regulation, including restrictions on the ability to pay dividends and any of our obligations under any guaranty fund assessment laws; (9) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of our products; (10) the result of any litigation or legal proceedings involving us; (11) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on our financial condition and results of operations; (12) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by us under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved.

D. General Account Investments

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Premium deposits on fixed and indexed annuities are credited to our general account. Total general account include cash and cash equivalents. To maintain our investment spread at acceptable levels, we must earn returns on our general account sufficiently in excess of the fixed or equity-indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general and certain separate account assets (through October 31, 2001). The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. We emphasize a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact our investment spread, including changes in interest rates and other factors affecting our general account (and certain separate account investments through October 31, 2001).

The bulk of our general account investments are invested in fixed maturity securities (78.4% at December 31, 2001). Our principal strategy for managing interest rate risk is to closely match the duration of our general account investment portfolio to our policyholder balances. We also employ hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, we purchase S&P 500 Index call options and futures to hedge our obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. A portion of the general account ($1.2 million at December 31, 2001) are invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. We actively manage our below investment grade portfolio to optimize our risk/return profile. At December 31, 2001, the carrying value of fixed maturity investments that were non-income producing was $81.8 million, which constituted 0.5% of our general account investments.

As of December 31, 2001, we owned approximately $3.5 billion of mortgage-backed securities (22.9% of our general accountinvestments), 98.1% of which were investment grade. Mortgage-backed securities are subject to prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 2001, approximately $3.6 billion (23.5% of our general account investments) were invested in securities that were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If we sought to sell such securities, we might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

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E. Marketing and Distribution

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Our sales strategy is to use multiple distribution channels to achieve broader market presence. During 2001, the bank channel represented approximately 65.8% of our annuity sales, and the brokerage channel represented approximately 12.2%. The sale of insurance and investment products through the bank distribution channel is highly regulated. Sales through other distributors of insurance products, such as financial planners, insurance agents and an institutional channel represented approximately 22.0% of total annuity sales.

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The following table presents sales information in our distribution channels for the periods indicated (in millions).

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	Sales of Fixed and Indexed Annuities			Sales of Variable Annuities
	Year Ended December 31,			Year Ended December 31,
	2001	2000	1999	2001	2000	1999
Bank channel:
Independent	$430.0	$374.0	$56.2	$310.0	$215.0	$285.5
Third party bank marketers	835.6	726.9	457.2	153.2	74.3	35.6

Other channels:
Broker-dealers	132.1	186.5	56.0	187.8	160.6	252.1
Other distributors (1)	197.2	773.9	555.0	382.2	266.8	292.8

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(1) Includes institutional annuities.

F. Regulation

Our business activities are extensively regulated. The following briefly summarizes the principal regulatory requirements and certain related matters.

Our retirement-oriented insurance products generally are issued to individuals. The policy is a contract between the issuing insurance company and the policyholder. State law regulates policy forms, including all principal contract terms. In most cases, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

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We are chartered in Rhode Island and the State of Rhode Island Insurance Department is our primary oversight regulator. We also must be licensed by the state insurance regulators in each other jurisdiction in which we conduct business. We are currently licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia and the Virgin Islands. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

We prepare our statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. State laws prescribe certain statutory accounting practices. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that we use to prepare our statutory-based financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for us, the State of Rhode Island must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. The State of Rhode Island has adopted Codification. The adoption of Codification on our statutory-basis financial statements in Rhode Island reduced statutory surplus at January 1, 2001 by $17.4 million.

Risk-Based Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 2001, our capital and surplus exceeded the level at which the least severe of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, we cannot accurately determine the precise amount or timing of our exposure to known insurance company insolvencies at this time. The insolvency of large life insurance companies in future years could result in material assessments to us by state guaranty funds. No assurance can be given that such assessments would not have a material adverse effect on us.

Insurance Holding Company Regulation. Current Rhode Island insurance law permits us to pay dividends or distributions to Sun Life Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $.1 million, $10.0 million and $30.0 million in dividends to Liberty Financial during 2001, 2000 and 1999, respectively. In connection with the Sun Life acquisition, we will not to be allowed to make any dividend payments for a period of 18 months without the prior approval of the Rhode Island Insurance Department. Subsequent to the 18 month period, the amount of dividends that we will be able to pay will be based upon current Rhode Island insurance law. In addition, no person or group may acquire, directly or indirectly, 10% or more of our voting stock or voting power unless such person has provided certain required information to the Rhode Island Department of Business Regulation and such acquisition is approved by the Department.

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General Regulation at Federal Level and Certain Related Matters. Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include limitations on antitrust immunity, minimum solvency requirements and the removal of barriers restricting banks from engaging in the insurance business. In particular, several proposals to repeal or modify the Bank Holding Company Act of 1956 (which prohibits banks from being affiliated with insurance companies) have been made by members of Congress. Moreover, the United States Supreme Court held in 1995 in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act. In addition, the Supreme Court also held in 1995 in Barnett Bank of Marion City v. Nelson that state laws prohibiting national banks from selling insurance in small town locations are preempted by federal law. The Office of the Comptroller of the Currency adopted a ruling in November 1996 that permits national banks, under certain circumstances, to expand into other financial services, thereby increasing competition for us. At present, the extent to which banks can sell insurance and annuities without regulation by state insurance departments is being litigated in various courts in the United States. Although the effect of these recent developments on us and our competitors is uncertain, there can be no assurance that such developments would not have a material adverse effect on us.

On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 was signed into law. The major provisions of this new law became effective on November 13, 2000. While the Gramm-Leach-Bliley Act eliminates legal barriers to affiliates among banks, insurance companies and other financial services companies and therefore effectively repeals the Glass-Steagall Act of 1933 (which restricted banks from engaging in securities-related businesses), the effect on us and our competitors is uncertain.

G. Competition

Our business activities are conducted in extremely competitive markets. We compete with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than we do. No one company dominates the industry. In addition, our products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that we compete principally with respect to product features, pricing, ratings and service; management also believes that we can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

H. Employees

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As of December 31, 2001, we had 396 full-time employees. We provide our employees with a broad range of employee benefit programs. We believe that our relations with our employees are excellent.

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COMPANY MANAGEMENT

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Our directors and executive officers are listed below, together with information as to their ages, dates of election, and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, those directors and officers who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions. The asterisks below denote the year that the indicated director was elected to our board of directors.

Donald A. Stewart, 55, Chairman and Director (2001*)

150 King Street West

Toronto, Ontario, Canada M5H 1J9

He is Chairman and Chief Executive Officer and a Director of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; and a Director of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. and Massachusetts Financial Services Company.

C. James Prieur, 50, Vice Chairman and Director (2001*)

150 King Street West

Toronto, Ontario, Canada M5H 1J9

He is President and Chief Operating Officer of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada. He formerly held the positions of Senior Vice President and General Manager for the United States and Vice President, Investments for the United States for Sun Life Assurance Company of Canada. He currently is Vice Chairman and a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; Director of Sun Capital Advisers, Inc.; Chairman of the Board and Executive Vice President and Trustee, Sun Capital Advisers Trust; President and a Director of Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., and Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.; and a Director of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. and Massachusetts Financial Services Company; and President of Sun Life Financial (U.S.) Investments LLC.

James A. McNulty, III, 59, President and Director (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Executive Vice President, U.S. Operations for Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada; President and Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; and Chairman and Director of Sun Life of Canada (U.S.) Distributors, Inc. He is President and a Director of Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Senior Vice President and a Director of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., Sun Life Financial (U.S.) Finance, Inc., and Sun Life Financial (U.S.) Holdings, Inc. and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., Independent Financial Marketing Group, Vision Financial Corporation and the Support Committee for Battered Women; and Senior Vice President of Sun Life Financial (U.S.) Investments LLC.

James C. Baillie, 63, Director (2001)

Torys LLP, Suite 3000, Maritime Life Tower

Toronto, Ontario, Canada M5K 1N2

He is Counsel to the law firm Torys LLP where he was formerly a Partner there with a strong emphasis in the business law area. He is a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York, Keyport Benefit Life Insurance Company, Sun Life Assurance Company of Canada and Sun Life Financial Services of Canada Inc., and non-executive Chairman and Director of Corel Corporation and Independent Electricity Market Operator (Ontario) and Director of Sussex Circle Inc. and Massachusetts Financial Services Company.

David D. Horn, 60, Director (2001*)

257 Lake Street

P.O. Box 24

New Vineyard, Maine 04956

He was formerly Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada, retiring in December 1997. He is a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, Global Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

Angus A. MacNaughton, 70, Director (2001*)

481 Kingswood Lane

Danville, California 94506

He is President of Genstar Investment Corporation since 1987 and a former Director of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada. He is a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York, Keyport Benefit Life Insurance Company, Varian Semiconductor Equipment Associates, Inc., Fairmont Hotels & Resorts, Inc., Genstar Investment Corporation and Diversified Collection Services, Inc.; and Vice-Chairman and a Director of Barrick Gold Corporation.

S. Caesar Raboy, 65, Director (2001*)

220 Boylston Street

Boston, Massachusetts 02110

He is a former Senior Vice President and Deputy General Manager for the United States of Sun Life Assurance Company of Canada; and a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company.

William W. Stinson, 68, Director (2001*)

Canadian Pacific Limited

1800 Bankers Hall, East Tower

855 - 2nd Street S.W.

Calgary, Alberta T2P 4Z5

He is Lead Director of Sun Life Assurance Company of Canada, and Sun Life Financial Services of Canada Inc., Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company. In addition, he is a Director of Pan Canadian Energy, Massachusetts Financial Services Company, Grant Forest Products, Inc., and Westshore Terminals Investment Trust. In May 1996, Mr. Stinson retired as Chairman and Chief Executive Officer of Canadian Pacific Limited after a 45-year career.

James M.A. Anderson, 52, Vice President, Investments (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Investments of Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; President and Chief Executive Officer and Trustee of Sun Capital Advisers Trust; President and Chief Investment Officer and Director of Sun Capital Advisers, Inc.; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial (Japan), Inc., Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, and Sun Canada Financial Co.; Vice President, Investments and Director of Sun Life of Canada (U.S.) Distributors, Inc.; and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., and Sun Benefit Services Company, Inc.

Davey S. Scoon, 55, Vice President and Chief Administrative and Financial Officer and Treasurer (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Chief Administrative and Financial Officer for Sun Life Assurance Company of Canada; Vice President, Chief Administrative and Financial Officer and Treasurer of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; Vice President and Treasurer and Director of Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial (Japan), Inc, Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life of Canada (U.S.) SPE 97-I, Inc., and Sunesco Insurance Agency, Inc.; Vice President and Director of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Treasurer and Director of Clarendon Insurance Agency, Inc. and Senior Vice President and Treasurer and Director of Sun Capital Advisers, Inc.; Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I; Assistant Treasurer of Sun Capital Advisors Trust; Director of Vision Financial Corporation; and Chairman and Director of Tufts Associated Health Plan, and Lead Director of Tufts Associated Health Maintenance Organization. He is a member of the Board of Directors for Managed Comp. Prior to October 1999, he was Executive Vice President and Chief Operating Officer of Liberty Funds Group.

Robert P. Vrolyk, 48, Vice President and Actuary (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He currently is the Vice President and Chief Actuary of Sun Life Assurance Company of Canada; Vice President and Actuary of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; Vice President and Director of Sun Life of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) Holdings General Partner, Inc. Sun Life of Canada (U.S.) SPE 97-I, Inc. Sun Life Financial (U.S.) Finance, Inc., and Sun Life Financial (U.S.) Holdings, Inc.; a Director of Sun Benefit Services Company, Inc.; a Vice President of Sun Life Financial (U.S.) Investments LLC.; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I.

Peter F. Demuth, 43, Vice President and Chief Strategy and Business Development Officer (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President and Chief Strategy and Business Development Officer for Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; a Director of Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and Vision Financial Corporation; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I. Prior to February 1998, he was a Shareholder at the firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ronald J. Fernandes, 44, Vice President, Retirement Products and Services (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Retirement Products and Services of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York, Keyport Benefit Life Insurance Company and Sun Life Assurance Company of Canada. He is also President and Director of Sunesco Insurance Agency, Inc.; and Director of Clarendon Insurance Agency, Inc., and Sun Life of Canada (U.S.) Distributors, Inc. Prior to October 1999, Mr. Fernandes was Senior Vice President and Director, Retirement Products and Services of Wheat First Union in Richmond, Virginia.

Philip K. Polkinghorn, -- Vice President, Retirement Products and Services (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Retirement Products and Services of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company. Prior to November 2001, Mr. Polkinghorn was formerly Interim Chairman and President of Keyport Life Insurance Company.

* Year of Election

Our directors, officers, and employees are covered under a commercial blanket bond and a liability policy. The directors, officers, and employees of Clarendon Insurance Agency, Inc. are covered under a fidelity bond.

EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements.

Summary Compensation Table
Long-Term
Annual Compensation1	Compensation
				Restricted	Securities	Other
				Stock	Underlying	Annual	All Other
Name and Principal Position	Year	Salary	Bonus2	Awards3	Options4	Compensation

James A. McNulty, III * - President and
Director	2001	$ 0	$ 0	$ 0	0	$ 0	$ 0
James A. McNulty, III * - SVP and	2000	0	0	0	0	0	0
General Manger, US	1999	0	0	0	0	0	0

Peter F. Demuth *	2001	0	0	0	0	0	0
Vice President & Chief Strategy and	2000	0	0	0	0	0	0
Business Development Officer	1999	0	0	0	0	0	0

Davey S. Scoon *	2001	0	0	0	0	0	0
Vice President & Chief Administrative	2000	0	0	0	0	0	0
& Financial Officer & Treasurer	1999	0	0	0	0	0	0

Philip Polkinghorn	2001	450,417	376,537	0	75,000	1,365,0005	28,4596
Vice President for Retirement Products	2000	435,000	501,000	105,415	25,000	0	26,052
& Services	1999	279,960	350,000	377,188	50,000	0	52,262

James M.A. Anderson *	2001	0	0	0	0	0	0
Vice President, Investments	2000	0	0	0	0	0	0
	1999	0	0	0	0	0	0

____________________________________________

1  Except as indicated in the other footnotes to this summary compensation table, all amounts paid to Mr. Polkinghorn were paid by the Company. Amounts listed as Salary, Bonus, Other Annual or All Other Compensation will, in the future, include amounts determined by Sun Life Financial as the portion of the named executive's total compensation from all affiliates of Sun Life Financial allocable to service he provided to the Company.

2  The incentive bonus payments are reported with respect to the year in which the bonus was earned.

3  No Restricted Stock Awards were granted in 2001.

4  The securities were issued to Mr. Polkinghorn on October 31, 2001 by Sun Life Financial Services Inc. ("Sun Life Financial"), the corporate parent of the Company. Prior year stock grants were from Liberty Financial Companies, Inc.

5  Other Annual Compensation for Mr. Polkinghorn represents a retention bonus of $455,000 paid by the Company and deferred share units valued at $910,000 granted on October 31, 2001 by Sun Life Financial. The retention bonus and deferred share units were provided in connection with the acquisition of the Company by Sun Life Financial in lieu of payments which Mr. Polkinghorn would have received from the Company's prior owner, Liberty Financial Companies, Inc., if he had not continued to serve the Company after the acquisition.

6  All Other Compensation for Mr. Polkinghorn for the year ended 2001 includes a Company match for the supplemental savings plan.

Estimated Annual Benefits Payable Upon Retirement For Executive Officers In The United States 2001

There were no allocated pensionable earnings to the Company in 2001 as of December 31, 2001 from the Sun Life Retirement Plan. Mr. Polkinghorn belonged to the Pension plans of Liberty Financial from January 1, 2001 through October 31, 2001. This benefit is frozen as of October 31, 2001. The following information relates to Mr. Polkinghorn's pension benefits under the Liberty Financial pension plan.

Defined Benefit Retirement Programs

Mr. Polkinghorn participated in Liberty Financial's Pension Plan and Keyport's Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans. As of October 31, 2001 this became a frozen benefit.

	Years of Credited Service
Compensation	15	20	25	30	35

200,000	51,570	68,760	85,950	92,617	99,283
400,000	105,570	140,760	175,950	189,283	202,617
600,000	159,570	212,760	265,950	285,950	306,950
800,000	213,570	284,760	355,950	382,617	409,283
1,000,000	267,570	356,760	445,950	479,283	512,617
1,200,000	321,570	428,760	535,950	575,950	615,950

Benefits under the Pension Plans are based on an employees's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with the Company. The current average compensation covered by the Pension Plans for Mr. Polkinghorn is $842,350. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of October 31, 2001, Mr. Polkinghorn had two full years of credited service.

LONG-TERM INCENTIVE COMPENSATION

Sun Life Assurance Company of Canada ("Sun Life") has a long term incentive compensation plan for certain officers of Sun Life holding positions at the level of Vice President or higher. The Unit Value Appreciation Plan (the "UVA Plan") provides eligible officers with value appreciation units ("Value Appreciation Units") designed to reward management for growth in the value of Sun Life over a multi-year period. For purposes of the UVA Plan, the value of Sun Life is determined by applying predefined multiples to the net income earned in its various businesses.

The purpose of the UVA Plan was to more directly align the interests of participants with the long-term interests of the Corporation, to focus participants on long-term value creation, to foster and support an ownership culture and to provide a competitive total compensation package to attract and retain leadership talent. The UVA Plan, designed to pay out in cash or equivalent value, generates an award based on the increase in the value of Sun Life over a multi-year period. No further units will be granted under the UVA Plan, as it was replaced by the Executive Stock Option Plan.

The following table sets forth information concerning Long Term incentive Grants awarded in previous years but not year paid out. There were no new grants awarded in 2001.

Name	Units	Performance Period

James A. McNulty, III	51,500	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	104,500	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

Peter F. Demuth	21,500	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	40,000	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

Davey S. Scoon	5,000	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	45,000	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

James M.A. Anderson	20,500	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	50,000	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

EXECUTIVE STOCK OPTION PLAN

The Executive Stock Option Plan (the "Plan") authorizes the Management Resources Committee ("the Committee") of the Board of Directors of Sun Life Financial to make discretionary grants of options to purchase common shares to employees of the Sun Life Financial and its affiliates, including the Company. The Plan is designed to reward eligible employees in relation to increases in shareholder value of Sun Life Financial.

Under the Plan, stock options have a maximum exercise period of 10 years. The exercise price will be the closing price of the common shares of Sun Life Financial on the Toronto Stock Exchange on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the Committee. Options vest immediately on the death of a participant. Grants under the Plan are subject to early termination in the event that a participant's employment is terminated.

Under the first year of the Plan selected Executives were eligible for a special award. This award vests 50% after three years and the balance after five years. The exercise price for this enhanced grant was established by using the closing price on The Toronto Stock Exchange on the trading day preceding the grant.

	Number of	Percent of			Potential Realizable
	Securities	Total Options			Value at Assumed
	Underlying	Granted to	Exercise		Annual Rates of Stock
	Options	Employees in	Price Per	Expiration	Price Appreciation of
Name	Granted (#)	2001	Share	Date	Option Term ($)1
					5%	10%

James McNulty	160,000	2.8%	18.76	30-Mar-11	$1,887,690	$4,783,777

Peter F. Demuth.	51,000	0.9%	18.76	30-Mar-11	601,701	1,524,829
	17,500	0.3%	23.23	6-Dec-11	255,661	647,896

Davey Scoon	46,000	0.8%	18.76	30-Mar-11	542,711	1,375,336
	15,000	0.3%	23.23	6-Dec-11	219,138	555,340

Ronald J. Fernandes	67,000	1.2%	18.76	30-Mar-11	790,470	2,003,207

James M. A. Anderson	69,500	1.2%	18.76	30-Mar-11	819,965	2,077,953

1

Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account changes in the price of the Common Stock after the date of grant.

THE SENIOR EXECUTIVES' DEFERRED SHARE UNIT PLAN

Sun Life Financial established a Deferred Share Unit Plan in 2000. The objective of the plan is to enhance the alignment of senior management's and shareholders' interests by providing an opportunity to increase ownership in Sun Life Financial shares. There are three components of the plan:

Each senior management employee may elect to receive 0, 50, 75 or 100% of his or her annual incentive in the form of deferred share units (DSUs), subject to the approval of the Committee. An executive must elect to participate in the plan prior to the beginning of the calendar year for which the annual incentive award is paid. When incentive awards are determined, the amount elected is converted to DSUs which have a value equal to the average market price of a Sun Life Financial share immediately before the calendar year for which the incentive award is paid.

The Committee may also require the value of a payout from the UVA Plan to be converted to DSUs. In this case, the DSUs will have a value equal to the average market price of a Sun Life Financial share at the end of the Plan performance period to which the payout relates.

In addition, special discretionary DSU awards may be made to the Board of Sun Life Financial to recognize singular achievements or to support certain corporate objectives.

The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Sun Life Financial shares. The executive is not allowed to convert the DSUs until termination, death or retirement. The value of the DSUs may be converted to and paid in the form of cash or shares purchased on the market. The value of the DSUs at payment will be based on an average market price of Sun Life Financial shares immediately before their conversion to cash or shares.

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PROPERTIES


As of December 31, 2001, we maintained our executive, administrative and sales offices in leased facilities. We lease approximately 96,500 square feet in two facilities in downtown Boston pursuant to leases which expire in 2008. We also lease approximately 19,800 square feet in a single facility in Lincoln, Rhode Island pursuant to a lease that expires in 2007. We sub-lease approximately 600 square feet from Independent Financial Marketing Group in Purchase, New York under a lease which expires in 2007.

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LEGAL PROCEEDINGS

We are, from time to time, involved in litigation incidental to our business. In our opinion, the resolution of such litigation is not expected to have a material adverse effect on our financial condition or results of operations.

EXPERTS


Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, as set forth in their report. We've included our financial statements in the statement of additional information in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Their principal office is located at 200 Clarendon Street, Boston, Massachusetts.


LEGAL MATTERS


Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Edward M. Shea,, Assistant Vice President and Senior Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt LLP as our Special Counsel.

Report of Independent Auditors

The Board of Directors

Keyport Life Insurance Company

We have audited the consolidated balance sheets of Keyport Life Insurance Company (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholder's equity, and cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Our audits also included the Financial Statement Schedules listed in the Index at Item 14(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, respectively, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related Financial Statement Schedules, when considered in relation to the basic Financial Statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2001 the Company changed its method of accounting for its derivatives.

ERNST & YOUNG LLP

Boston, Massachusetts

February 5, 2002

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
ASSETS	2001	2000

Cash and investments:
Fixed maturities available for sale (amortized cost: 2001 -$12,059,631;
2000 -$10,728,519)	$11,999,671	$10,668,288
Equity securities (cost: 2001 - $36,859; 2000 - $71,489)	39,658	76,427
Mortgage loans	6,871	9,433
Policy loans	635,938	620,824
Other invested assets	521,259	783,043
Cash and cash equivalents	2,108,093	1,728,279
Total cash and investments	15,311,490	13,886,294

Accrued investment income	183,576	163,474
Deferred policy acquisition costs	28,299	547,901
Value of business acquired	95,155
Goodwill	714,755	15,570
Current income tax receivable	1,622	-
Deferred income tax asset	185,855	-
Intangible assets	12,100	-
Receivable for investments sold	21,797	90,545
Other assets	28,330	91,742
Separate account assets	2,560,831	4,212,488

Total assets	$19,143,810	$19,008,014

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Policy liabilities	$13,627,126	$11,968,489
Income taxes payable	-	9,954
Deferred income taxes	-	161,615
Payable for investments purchased and loaned	1,165,609	1,364,531
Other liabilities	56,837	56,403
Separate account liabilities	2,532,557	4,166,787
Total liabilities	17,382,129	17,727,779

Stockholder's equity:
Common stock, $1.25 par value; authorized 2,500 shares;
issued and outstanding 2,412 shares	3,015	3,015
Additional paid-in capital	1,703,462	505,933
Retained earnings	86,976	797,606
Accumulated other comprehensive loss	(31,772)	(26,319)
Total stockholder's equity	1,761,681	1,280,235

Total liabilities and stockholder's equity	$19,143,810	$19,008,014

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	For the 2 month period ended December 31,	For the 10 month period ended October 31,	Year Ended December 31,
	2001	2001	2000	1999

Revenues:
Net investment income, including distributions from
private equity limited partnerships	$ 144,918	$ 735,641	$ 856,808	$ 805,216
Interest credited to policyholders	107,315	498,668	539,643	526,574
Investment spread	37,603	236,973	317,165	278,642
Net realized investment gains (losses)	2,454	(22,790)	(35,796)	(41,510)
Net derivative gains	99,972	446
Net change in unrealized and undistributed (losses)
gains in private equity limited partnerships	-	(17,088)	31,604	-
Fee income:
Surrender charges	1,174	13,654	24,266	17,730
Separate account income	8,699	44,460	43,518	33,485
Management fees	1,080	5,715	6,207	4,241
Total fee income	10,953	63,829	73,991	55,456

Expenses:
Policy benefits	1,128	4,869	4,997	3,603
Operating expenses	10,778	55,710	64,875	49,734
Amortization of deferred policy acquisition costs	1,439	95,507	116,123	97,359
Amortization of value of business acquired	3,828	-	-	-
Amortization of intangible assets	-	1,047	1,256	1,256
Total expenses	17,173	157,133	187,251	151,952

Income before income taxes and cumulative
effect of accounting changes	133,809	104,237	199,713	140,636
Income tax expense	46,833	26,635	57,128	45,977

Income before cumulative effect of
accounting changes	86,976	77,602	142,585	94,659
Cumulative effect of accounting changes, net of tax	-	60,847	-	-

Net income	$ 86,976	$ 16,755	$ 142,585	$ 94,659

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 1998	$3,015	$505,933	$600,396	$26,253	$1,135,597

Comprehensive income (loss)
Net income	-	-	94,659	-	94,659
Other comprehensive income, net of tax:
Net unrealized investment losses	-	-	-	(186,868)	(186,868)
Comprehensive income					(92,209)
Dividends paid	-	-	(30,000)	-	(30,000)

Balance, December 31, 1999	3,015	505,933	665,055	(160,615)	1,013,388

Comprehensive income (loss)
Net income	-	-	142,585	-	142,585
Other comprehensive loss, net of tax:
Net unrealized investment gains	-	-	-	134,296	134,296
Comprehensive income					276,881
Dividends paid	-	-	(10,034)	-	(10,034)

Balance, December 31, 2000	3,015	505,933	797,606	(26,319)	1,280,235

Comprehensive income:
Net income	-	-	16,755	-	16,755
Other comprehensive income, net of tax:
Net unrealized investment gains	-	-	-	85,107	85,107
Comprehensive income					101,862
Dividend paid	-	-	(99)	-	(99)
Balance, October 31, 2001	3,015	505,933	814,262	58,788	1,381,998

Sale of stockholder's equity	(3,015)	(505,933)	(814,262)	(58,788)	(1,381,998)
Sun Life acquisition cost	3,015	1,703,462	-	-	1,706,477

Comprehensive income (loss)
Net income	-	-	86,976	-	86,976
Other comprehensive loss, net of tax:
Net unrealized investment losses	-	-	-	(31,772)	(31,772)
Comprehensive income					55,204

Balance, December 31, 2001	$3,015	$1,703,462	$86,976	$(31,772)	$1,761,681

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the 2 month period ended December 31,	For the 10 month period ended October 31,	Year Ended December 31,
	2001	2001	2000	1999

Cash flows from operating activities:
Net income	$ 86,976	$ 16,755	$ 142,585	$ 94,659
Adjustments to reconcile net income to net cash
provided by operating activities:
Cumulative effect of accounting changes	-	60,847
Non-cash derivative activity	(116,870)	94,048
Interest credited to policyholders	107,315	498,668	539,643	526,574
Net realized investment (gains) losses	(2,454)	22,790	35,796	41,510
Net change in unrealized and undistributed losses
(gains) in private equity limited partnerships	-	17,088	(31,604)	-
Net amortization on investments	(5,000)	(11,544)	59,836	79,508
Change in deferred policy acquisition costs	(12,117)	(64,985)	9,023	(17,446)
Change in current and deferred income taxes	48,624	(41,200)	5,783	53,060
Net change in other assets and liabilities	19,551	(116,807)	22,487	2,876
Net cash provided by operating activities	126,025	475,660	783,549	780,741

Cash flows from investing activities:
Investments purchased - available for sale	(1,499,445)	(1,973,207)	(3,802,286)	(4,835,872)
Investments sold - available for sale	1,654,960	2,026,942	2,877,082	4,322,679
Investments matured - available for sale	-	86,626	894,779	823,252
Increase in policy loans	(4,022)	(11,092)	(21,346)	(20,708)
Decrease in mortgage loans	345	2,217	2,692	42,992
Other invested assets sold (purchased), net	(28,665)	46,111	8,336	(17,344)
Net cash provided by (used in)
investing activities	123,173	177,597	(40,743)	314,999

Cash flows from financing activities:
Withdrawals from policyholder accounts	(472,341)	(1,993,388)	(2,249,950)	(2,108,889)
Deposits to policyholder accounts	453,393	1,565,504	1,569,168	894,414
Dividends paid to Parent	-		(10,034)	(30,000)
Net change in securities lending	30,900	(106,709)	600,386	505,013
Net cash provided by (used in)
financing activities	11,952	(534,593)	(90,430)	(739,462)

Change in cash and cash equivalents	261,150	118,664	652,376	356,278
Cash and cash equivalents at beginning of period	1,846,943	1,728,279	1,075,903	719,625

Cash and cash equivalents at end of period	$ 2,108,093	$ 1,846,943	$ 1,728,279	$ 1,075,903

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

1. Change of Control

Through October 31, 2001, Keyport Life Insurance Company ("the Company") was a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("LFC"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, LFC announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services Inc. ("Sun Life Financial"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("Sun Life"). The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and LFC's shareholders.

Effective after the close of business on October 31, 2001, all required approvals had been obtained and Sun Life of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life, acquired the Company for approximately $1.7 billion in cash. As part of the acquisition, Sun Life Financial (U.S.) Holdings, Inc., another indirect subsidiary of Sun Life, acquired Independent Financial Marketing Group ("IFMG"), an affiliate of the Company ($20 million of the total purchase price was allocated to IFMG). The acquisition of the Company and IFMG complements both Sun Life Financial's product array and distribution capabilities and advances Sun Life Financial towards its strategic goal of reaching a top 10 position in target product markets in North America. Sun Life Financial also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition. The Company is in the process of completing the valuations of a portion of the assets acquired; thus, the allocation of the purchase price is subject to refinement.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2001 (in thousands):

Assets:
Fixed-maturity securities	$ 10,609,150
Equity securities	35,313
Mortgage loans	7,216
Policy loans	631,916
Value of business acquired	105,400
Goodwill	714,755
Intangible assets	12,100
Deferred taxes	217,633
Other invested assets	363,586
Cash and cash equivalents	1,846,887
Other assets acquired	465,152
Separate account assets	3,941,527
Total assets acquired	18,950,635

Liabilities:
Policy liabilities	12,052,071
Other liabilities	1,262,045
Separate accounts	3,930,042
Total liabilities assumed	17,244,158

Net assets acquired	$ 1,706,477

Intangible assets acquired primarily consist of state insurance licenses ($10.1 million) that are not subject to amortization. The remaining $2.0 million of intangible assets relate to product rights that have a weighted-average useful life of 7 years. Most of the goodwill is expected to be deductible for tax purposes.

2. Accounting Policies

Organization

The Company offers a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide-ranging network of banks, agents and security dealers throughout the United States.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp. (through October 31, 2001) and Keyport Financial Services Corp. ("KFSC"). On October 31, the Company transferred its ownership interest in Liberty Advisory Service Corp., through a dividend, to Liberty Financial.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of business acquired) are reported as a separate component of accumulated other comprehensive income (loss). The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs and value of business acquired.

For the mortgage-backed bond portion of the fixed-maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest and do not exceed the net cash surrender value of the related insurance policy.

Investments in private equity limited partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method. The equity method of accounting is used for all partnerships in which the Company has an ownership interest in excess of 3%.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The net change in unrealized and undistributed gains in private equity limited partnerships primarily represents increases/(decreases) in the fair value of the underlying investments of the private equity limited partnerships that are accounted for under the equity method. The net change of ($17.1) million and $31.6 million in unrealized and undistributed (losses)/gains is recorded net of the related amortization of deferred policy acquisition costs of $(31.7) million and $58.7 million, and net of the amounts realized, which are recognized in investment income of $31.4 million and $13.3 million, for the 10 month period ended October 31, 2001 and the year ended December 31, 2000, respectively. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. There can be no assurance that any unrealized and undistributed gains/(losses) will ultimately be realized or that the Company will not incur losses in the future on such investments. The corresponding amount in 1999 was insignificant.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. These costs are deferred and amortized with interest in relation to the present value of estimated gross profits from mortality; investment spread and expense margins over the estimated lives of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized, including realized and unrealized gains and losses from investments.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss). Deferred policy acquisition costs were increased by $0.6 million and $43.6 million at December 31, 2001 and December 31, 2000, respectively, relating to this adjustment.

Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Value of Business Acquired

The value of business acquired represents the actuarial-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over the estimated lives of the contracts. Interest is accrued on the unamortized balance at the contract rate of 5% for the year ended December 31, 2001.

The value of business acquired is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss). Value of business acquired was increased by $5.7 million at December 31, 2001 relating to this adjustment.

Estimated future net amortization expense of the value of business acquired as of December 31, 2001 is as follows (in thousands):

2002	$ 19,016
2003	17,497
2004	15,639
2005	13,709
2006	11,632
Thereafter	17,662
Total	$ 95,155

Goodwill

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the acquisition of the Company. In accordance with SFAS 142, Goodwill will be tested for impairment on an annual basis beginning in 2002.

Intangible Assets

Intangible assets consist of state insurance licenses ($10.1 million) that are not subject to amortization and $2.0 million of product rights that have a weighted-average useful life of 7 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities, variable life policies are segregated in separate accounts. Separate account assets consist principally of investments in mutual funds and fixed maturities and are carried at fair value. Investment income and changes in mutual fund asset values are allocated to the policyholders and, therefore, do not affect the operating results of the Company. The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts. The difference between investment income and interest credited on the institutional accounts was reported as separate account fee income through October 31, 2001. Effective November 1, 2001, the separate institutional accounts were classified as general account assets. Investment income and interest credited were reported as components of net investment income and interest credited, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

As of December 31, 2001 and 2000, the Company also classified $28.3 million and $45.7 million, respectively, of investments in certain mutual funds sponsored by former affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single-premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

The Company files a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and Keyport Benefit. Liberty Advisory Services Corp. ("LASC") and KFSC also file consolidated federal and state income tax returns. The Company and its life insurance subsidiaries will be eligible to file a consolidated return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco") beginning in 2006. US Holdco is a member of the Sun Life Financial Group Insurance Holding Company system and is an indirect subsidiary of Sun Life Assurance Company of Canada.

The Company and its life insurance subsidiaries have a tax-sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns. Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return. LASC and KFSC also have a tax-sharing agreement (through October 31, 2001) with the same terms as those outlined above.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

3. Accounting Changes

The cumulative effect of accounting changes, net of tax, for the ten-month period ended October 31, 2001 of $60.8 million includes a loss of $54.3 million relating to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133" (collectively hereafter referred to as the "Statement") in the quarter ended March 31, 2001 and a loss of $6.5 million relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in the quarter ended June 30, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The Company adopted the Statement on January 1, 2001. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of the Statement at January 1, 2001 decreased net income and stockholder's equity by $54.3 million. The adoption of the Statement may increase volatility in future reported income due, among other reasons, to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges. The Company anticipates that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

The Company adopted EITF Issue No. 99-20 on April 1, 2001. EITF Issue 99-20 governs the method of recognizing interest income and impairment on asset-backed investment securities. EITF Issue No. 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased benefecial interests in securitized financial assets. Pursuant to EITF Issue No. 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of EITF Issue No. 99-20 on April 1, 2001 decreased net income by $6.5 million with a related increase to accumulated other comprehensive income of $1.8 million.

4. Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilizes the derivative as an economic hedge ("non-designated derivative"). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains. Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

The Company issues equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract. Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

The Company purchases call options and futures on the S&P 500 Index to economically hedge its obligation under the annuity contract to provide returns based upon this index. The call options and futures are non-designated derivatives. In addition, the Company utilizes non-designated total return swap agreements to hedge certain contract obligations.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements. Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Prior to October 31, 2001, the interest rate swap agreements were designated and qualified as fair value hedges. The ineffective portion of the fair value hedges, net of related effects on deferred policy acquisition costs, resulted in a loss of ($2.6) million for the ten-month period ended October 31, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedging transactions. This process included linking all fair value hedges to specific assets on the balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value and changes in fair value will be reported in operations. The subsequent fair value changes in the hedged asset will no longer be reported in current period operations.

Effective November 1 2001, in conformity with Sun Life accounting policies, the Company discontinued hedge accounting and classified its interest rate swap agreements as non-designated derivatives. The Company believes that these derivatives provide economic hedges and the cost of formally documenting the effectiveness of the fair value of the hedged assets in accordance with the provisions of SFAS 133 was not justified. The increase in the swap values, net of related effects on the value of business acquired, resulted in income of $64.9 million for the two-month period ended December 31, 2001. The change in values of the call options, futures, and the embedded derivative, net of related effects on the value of business acquired, resulted in income of $35.1 million for the two-month period ended December 31, 2001.

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

		Assets /(Liabilities)
	Notional Amounts	Carrying Value	Fair Value
	12/31/2001	12/31/2001	12/31/2001

Interest rate swaps	$2,172,526	$ (71,906)	$ (71,906)
Total return swaps	1,035,438	42,171	42,171
S&P 500 Index call options	-	56,125	56,125

		Assets /(Liabilities)
	Notional Amounts	Carrying Value	Fair Value
	12/31/2000	12/31/2000	12/31/2000

Interest rate swaps	$2,797,750	$ (33,450)	$ (33,450)
Total return swaps	1,031,595	23,936	23,936
S&P 500 Index call options	-	337,712	58,164

The interest rate and total return swap agreements expire in 2002 through 2029. The S&P 500 call options and futures maturities range from 2002 to 2008.

At December 31, 2001 and 2000, the Company had approximately $92.5 million and $111.1 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

5. Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of fixed-maturity securities are as follows (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury securities	$ 228,136	$ 18	$ (3,795)	$ 224,359
Other U.S. Government securities	6,276	-	(377)	5,899
Mortgage-backed securities of U.S.
government corporations and
agencies	965,478	3,351	(12,803)	956,026
Debt securities issued by foreign
governments	27,586	4,134	(402)	31,318
Corporate securities	6,518,474	92,030	(79,776)	6,530,728
Other mortgage-backed securities	2,542,605	5,588	(52,851)	2,495,342
Asset-backed securities	1,490,306	19,463	(22,317)	1,487,452
Senior secured loans	280,770	2,477	(14,700)	268,547

Total fixed maturities	$ 12,059,631	$ 127,061	$ (187,021)	$ 11,999,671

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury securities	$ 40,243	$ 1,711	$ (111)	$ 41,843
Mortgage-backed securities of U.S.
government corporations and
agencies	893,123	16,219	(5,401)	903,941
Debt securities issued by foreign
governments	102,180	632	(265)	102,547
Corporate securities	5,597,632	88,876	(215,877)	5,470,631
Other mortgage-backed securities	2,403,173	74,566	(17,698)	2,460,041
Asset-backed securities	1,683,361	20,716	(21,753)	1,682,324
Senior secured loans	8,807	-	(1,846)	6,961

Total fixed maturities	$10,728,519	$202,720	$(262,951)	$10,668,288

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

At December 31, 2001 and 2000, gross unrealized gains on equity securities and investments in separate accounts aggregated $4.7 million and $13.4 million, respectively. Gross unrealized losses aggregated to $7.9 million at December 31, 2000.

The change in net unrealized investment gains (losses) on securities included in accumulated other comprehensive income (loss) for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999 include: gross unrealized gains (losses) on securities of $415.5 million, $213.4 million, and $(473.9) million, respectively, reclassification adjustments for realized investment losses into net income of $29.3 million, $45.9 million, and $53.5 million, respectively, and adjustments to deferred policy acquisition costs of $(343.3) million, $(192.3) million, and $302.0 million, respectively. The above amounts are shown before income tax expense (benefit) of $16.4 million, $(67.3) million, and $68.5 million, respectively. The income tax (benefit) expense recorded in other comprehensive income includes a change in the valuation allowance of $(9.7) million, $(90.7) million, and $109.9 million, respectively, related to unrealized capital losses on available for sale securities for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

The change in net unrealized investment gains (losses) on securities included in accumulated other comprehensive income (loss) for the two-month period ended December 31, 2001 include: gross unrealized (losses) on securities of $(52.4) million, reclassification adjustments for realized investment gains into net income of $(2.8) million, and adjustments to value of business acquired and deferred acquisition costs of $5.7 million and $0.6 million, respectively. The above amounts are shown before the income tax benefit of $17.1 million.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2001. At December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 2001, $1.2 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2001 are as follows (in thousands):

	Amortized Cost	Fair Value

Due in one year or less	$ 392,782	$ 393,827
Due after one year through five years	2,867,449	2,856,646
Due after five years through ten years	2,961,223	2,954,897
Due after ten years	839,788	855,481
	7,061,242	7,060,851
Mortgage and asset-backed securities	4,998,389	4,938,820
	$ 12,059,631	$ 11,999,671

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

	2 months ended	10 months ended	Year Ended December 31,
	12/31/2001	10/31/2001	2000	1999

Fixed maturities	$ 141,185	$ 678,035	$807,884	$814,701
Mortgage loans and other invested assets	110	34,273	85,717	28,364
Policy loans	5,752	30,701	36,985	36,306
Equity securities	797	9,651	276	1,513
Cash and cash equivalents	377	917	27,368	20,822
Gross investment income	148,221	753,577	958,230	901,706
Investment expenses	(3,303)	(17,936)	(21,014)	(19,300)
Amortization of options and interest rate caps	-	-	(80,408)	(77,190)

Net investment income	$ 144,918	$ 735,641	$856,808	$805,216

As of December 31, 2001 and 2000, the carrying value of non-income-producing fixed-maturity investments was $81.8 million and $24.4 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

	2 months ended	10 months ended	Year Ended December 31,
	12/31/2001	10/31/2001	2000	1999
Fixed maturities available for sale:
Gross gains	$ 12,509	$ 19,374	$ 35,430	$ 48,066
Gross losses	(9,716)	(7,510)	(70,474)	(79,825)
Other than temporary declines in value	-	(42,800)	(16,731)	(18,276)
	2,793	(30,936)	(51,775)	(50,035)

Equity securities	-	1,665	-	-
Investments in separate accounts	-	-	4,386	-
Other invested assets	-	-	1,497	(3,457)

Gross realized investment gains (losses)	2,793	(29,271)	(45,892)	(53,492)

Amortization adjustments of deferred policy
acquisition costs and value of business acquired	(339)	6,481	10,096	11,982

Net realized investment gains (losses)	$ 2,454	$ (22,790)	$(35,796)	$(41,510)

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

6. Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

	2 months ended	10 months ended	Year ended December 31,
	12/31/2001	10/31/2001	2000	1999

Current	$ (1,859)	$ 89,493	$ 96,219	$(10,310)
Deferred	48,692	(53,128)	(29,667)	56,287
Valuation allowance	-	(9,730)	(9,424)	-
	$46,833	$ 26,635	$ 57,128	$ 45,977

A reconciliation of income tax expense, with the expected federal income tax expense computed at the applicable federal income tax rate of 35%, is as follows (in thousands):

	2 months ended	10 months ended	Year ended December 31,
	12/31/2001	10/31/2001	2000	1999

Expected income tax expense	$46,833	$36,483	$69,899	$49,223
Increase (decrease) in income taxes resulting from:
Nontaxable investment income	(195)	(1,002)	(2,704)	(2,111)
Amortization of goodwill	-	366	440	440
Change in valuation allowance	-	(9,730)	(9,424)	-
Other, net	195	518	(1,083)	(1,575)
Income tax expense	$46,833	$26,635	$57,128	$45,977

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

6. Income Taxes (continued)

The components of deferred income taxes are as follows (in thousands):

	December 31,
	2001	2000
Deferred income tax assets:
Deferred policy acquisition costs	$105,444	$ -
Policy liabilities	62,311	65,635
Guaranty fund expense	1,557	2,346
Excess of book over tax basis of investments	3,653
Net operating loss carryforwards	-	1,108
Deferred fees	-	2,433
Net unrealized capital losses	17,108	19,155
	190,073	90,677
Valuation allowance	-	(9,730)
Total deferred income tax assets	190,073	80,947

Deferred income tax liabilities:
Deferred policy acquisition costs	-	(160,089)
Excess of book over tax basis of investments	-	(72,861)
Separate account assets	-	(2,476)
Other	(4,218)	(7,136)
Total deferred tax liabilities	(4,218)	(242,562)
Net deferred income tax asset (liability)	$185,855	$(161,615)

Income taxes paid were $64.0 million for the ten-month period ended October 31, 2001 and $51.5 million in 2000. In 1999, a tax refund of $7.5 million was received.

As part of the Stock Purchase Agreement between Sun Life Financial and Liberty Financial, Liberty Financial is obligated to reimburse the Company for any federal, state or local taxes arising from certain tax elections under Section 338(h) of the Internal Revenue Code of 1986. Liberty Financial has given notice to the Company of certain objections it has with the calculation of these taxes. The amount in dispute is approximately $37 million. Under the agreement, if Sun Life Financial and Liberty Financial cannot agree on the amount of taxes due, the matter shall be submitted for arbitration. It is not yet possible to know whether arbitration will be necessary. The Company currently assumes the entire amount will be recoverable from Liberty Financial.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

7. Retirement Plans

Prior to the acquisition by Sun Life of Canada (U.S.) Holdings, Inc., the Company's employees and certain employees of Liberty Financial were eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It was the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts were contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees were vested after five years of service. Benefits were based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also had an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan (the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consisted principally of investments in certain mutual funds sponsored by an affiliated company.

Pension cost related to the Plans is as follows (in thousands):

	10 months ended	Year Ended December 31,
	10/31/2001	2000	1999
Pension cost consists of:
Service cost benefits earned during the period	$ 706	$ 734	$1,017
Interest cost on projected benefit obligation	1,046	1,184	1,065
Expected return on Plan assets	(719)	(829)	(724)
Net amortization and deferred amounts	11	18	143

Total net periodic pension cost	$ 1,044	$1,107	$1,501

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

	2001	2000	1999

Discount rate	7.75%	7.75%	7.75%
Rate of increase in compensation level	4.50	4.50	4.50
Expected long-term rate of return on assets	9.00	9.00	9.00

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans (under Liberty Financial through October 31, 2001 and Sun Life thereafter). Expenses related to these defined contribution plans totaled $0.8 million for the 10 month period ended October 31, 2001, and $0.9 million and $0.9 million for the years ended December 31, 2000 and 1999, respectively.

As a result of the acquisition of the Company by Sun Life of Canada (U.S.) Holdings, Inc., the Liberty Financial Pension Plan was terminated effective November 1, 2001. The employees of the Company will be eligible to participate in a plan sponsored by Sun Life when they achieve 1,000 hours of service. The gain or loss on the termination of the Plan does not have any effect on the Company's financial statements as Liberty Financial is responsible for such gain or loss.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

8. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair-value amounts presented herein do not necessarily represent the underlying value of the Company, and, accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair-value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

Fixed maturities and equity securities: Fair values for fixed-maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans is determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: The carrying value of private equity limited partnerships and all other assets classified as other invested assets in the accompanying consolidated balance sheet approximate their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract. Call options were carried at unamortized premium plus intrinsic value at December 31, 2000 and 1999, respectively.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which includes surrender charges.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

8. Fair Value of Financial Instruments (continued)

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

	December 31,		December 31,
	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed-maturity securities	$ 11,999,671	$ 11,999,671	$ 10,668,288	$ 10,668,288
Equity securities	39,658	39,658	76,427	76,427
Mortgage loans	6,871	7,645	9,433	10,496
Policy loans	635,938	635,938	620,824	620,824
Other invested assets	521,259	521,259	783,043	808,495
Cash and cash equivalents	2,108,083	2,108,083	1,728,279	1,728,279
Separate accounts	2,560,831	2,560,831	4,212,488	4,212,488
Liabilities:
Policy liabilities	13,627,126	13,186,518	11,968,489	11,476,275
Separate accounts	2,532,557	2,532,557	4,166,787	4,166,787

9. Quarterly Financial Data (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

				2001 periods
	2001 Quarters			Month ended	2 Months ended
	March 31	June 30	September 30	October 31	December 31

Net investment income, including
distributions from private equity
limited partnerships	$ 234,919	$ 235,766	$ 195,391	$ 69,565	$ 144,918
Interest credited to policyholders	148,494	153,361	148,099	48,714	107,315
Investment spread	86,425	82,405	47,292	20,851	37,603
Net realized investment (losses)/
gains	(14,372)	(3,421)	(14,021)	9,024	2,454
Net derivative income (losses)	(3,823)	8,526	(6,537)	2,280	99,972
Net change in unrealized and
undistributed gains (losses) in
private equity limited
partnerships	2,656	(17,261)	(2,483)	-	-
Fee income	18,448	19,850	17,795	7,736	10,953
Pretax income (loss) before
cumulative effect of accounting
changes	38,179	41,964	(977)	25,071	133,809
Net (loss) income	(23,877)	21,241	1,469	17,922	86,976

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

9. Quarterly Financial Data (Unaudited) (continued)

		2000 Quarters
	March 31	June 30	September 30	December 31

Net investment income, including
distributions from private equity
limited partnerships	$ 204,724	$ 215,224	$ 212,896	$ 223,964
Interest credited to policyholders	127,289	133,226	135,758	143,370
Investment spread	77,435	81,998	77,138	80,594
Net realized investment losses	(7,708)	(9,570)	(12,358)	(6,160)
Net change in unrealized and
undistributed gains in private
equity limited partnerships	14,983	7,462	5,895	3,264
Fee income	18,162	19,433	20,816	21,247
Pretax income	58,397	49,105	46,371	45,840
Net income	38,150	32,524	36,614	35,297

In 2000, the Company restated its first and second quarter results of operations and related unaudited quarterly financial statements to reflect the after-tax net change in unrealized and undistributed gains in private equity limited partnerships. The net increase in net income resulting from such changes was $9.7 million for the quarter ended March 31, 2000 and $4.9 million for the quarter ended June 30, 2000.

10. Statutory Information

The Company's primary insurance company, Keyport Life Insurance Company, is domiciled in the State of Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and capital and statutory net (loss) income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income (loss) are as follows (in thousands):

	Year ended December 31,
	2001	2000	1999

Statutory surplus and capital	$ 571,051	$ 805,235	$ 877,821
Statutory net (loss) income	(136,238)	(5,877)	116,289

Effective January 1, 2001, the State of Rhode Island required that insurance companies domiciled in the State of Rhode Island prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Commissioner of Insurance of the State of Rhode Island.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

10. Statutory Information (continued)

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles for statutory purposes. As a result of these changes, the Company reported an adjustment on a statutory basis that decreased unassigned surplus by $17.4 million as of January 1, 2001, which was primarily due to deferred tax assets and liabilities established as of that date.

The Company's ability to pay dividends is subject to certain restrictions. Current Rhode Island insurance law permits the payment of dividends or distributions from the Company to its parent, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. The Company paid $.1 million, $10.0 million, and $30.0 million in dividends to Liberty Financial in 2001, 2000 and 1999, respectively. In connection with the Sun Life acquisition, the Company will not be allowed to make any dividend payments for a period of 18 months without the prior approval of the Rhode Island Insurance Department. Subsequent to the 18 month period, the amounts of dividends that the Company will be able to pay will be based upon current Rhode Island insurance law.

11. Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the ten-month period ended October 31, 2001 and the years ended December 31, 2000 and 1999. These reimbursements included corporate, general and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $6.1 million, $7.5 million, and $7.7 million for the ten-month period ended October 31, 2001 and the years ended December 31, 2000 and 1999, respectively. In addition, certain affiliated companies distribute the Company's products and were paid $47.1 million, $39.4 million, and $18.3 million by the Company for the ten-month period ended October 31, 2001 and the years ended December 31, 2000, and 1999, respectively.

There were no material related party transactions during the two months ended December 31, 2001.

12. Commitments and Contingencies

Leases

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense amounted to $7.1 million, $6.5 million, and $5.8 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2001 (in thousands):

2002	$ 4,637
2003	4,648
2004	4,692
2005	4,735
2006	4,801
Thereafter	5,562
$ 29,075

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Legal Matters

The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate, and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years.

Investments

The Company has extended commitments to fund additional investments in private equity limited partnerships of $200.7 million.

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). These accounting principles differ in certain material respects from accounting principles generally accepted in Canada (Cdn GAAP), including the requirements of the Office of the Superintendent of Financial Institutions Canada. The differing basis of accounting primarily changes the incidence of profit recognition over the life of an insurance contract and certain investment valuation and income recognition practices. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change.

Effective after the close of business on October 31, 2001, the Company was acquired by Sun Life of Canada (U.S.) Holdings, Inc., a holding company within the Sun Life Financial holding company system. The financial statement impact of differences in accounting principles between U.S. GAAP and Cdn GAAP as of December 31, 2001 and for the two-months ended December 31, 2001, as well as a description of the material differences, follow (in thousands).

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

A) Reconciliation of selected U.S. GAAP financial statement information to Cdn. GAAP:

i) Consolidated Statements of Income:

(Amounts in US $)	Two month period ended December 31, 2001
	U.S. GAAP	Cdn. GAAP
REVENUE
Premiums	$ -	$ 453,393
Net investment income	37,603	145,018
Derivative (loss) gain	99,972	11,309
Net realized losses	2,454
Fee income	10,953	11,467
	150,982	621,187

POLICY BENEFITS AND EXPENSES
Payments to policyholders,
beneficiaries and depositors	1,128	391,770
Increase in actuarial liabilities	-	142,352
Net transfer to segregated funds	-	20,501
Acquisition expense amortization	1,439	-
Amortization of value of business acquired	3,828	-
Other expenses	10,778	40,406
	17,173	595,029

Operating income before income taxes	133,809	26,158
Income taxes	46,833	9,155

Net operating income	$ 86,976	$ 17,003

ii) Comprehensive Income (Loss):

U.S. GAAP includes the concept of comprehensive income (loss). Comprehensive income (loss) is a measure of changes in the equity of the Company during the year and includes both net income (loss) and the unrealized gains and losses on available for sale securities. Additionally, other comprehensive income (loss) includes changes to deferred policy acquisition costs ("DAC") and the income tax impact arising from the unrealized gains and losses of available for sale securities.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

iii) Consolidated Balance Sheets:

	December 31, 2001
	U.S. GAAP	Cdn. GAAP
ASSETS
Fixed maturities	$ 11,999,671	$ 12,059,628
Common stocks	39,658	33,949
Mortgage loans	6,871	6,871
Policy loans	635,938	635,938
Other invested assets	521,259	590,610
Cash and short-term investments*	2,108,093	955,232
Invested assets	15,311,490	14,282,228

Accrued investment income	183,576	183,576
Deferred income taxes***	185,855	405,529
Deferred policy acquisition costs	28,299	-
Value of business acquired	95,155	-
Goodwill	714,755	1,194,356
Intangible assets	12,100	12,100
Receivable for investments sold	21,797	21,797
Federal income tax recoverable	1,622	-
Other assets	28,330	54,603
Separate account assets**	2,560,831	-
Total assets	$ 19,143,810	$ 16,154,189

Segregated fund net assets	$ -	$ 2,532,558

LIABILITIES AND CAPITAL AND SURPLUS
Reserves for future policy benefits	$ 13,627,126	$ 14,356,602
Payable for investments purchased and loaned	1,165,609	12,748
Deferred net realized gains	-	2,493
Federal income taxes payable	-	2,449
Other liabilities	56,837	56,417
Separate account liabilities**	2,532,557	-
Total liabilities	17,382,129	14,430,709

Stockholder's equity	1,761,681	1,723,480

Total liabilities and stockholder's equity	$ 19,143,810	$ 16,154,189

Segregated fund contract liabilities	$ -	$ 2,532,558

* Cdn. GAAP terminology is short-term securities.

** Cdn. GAAP terminology is segregated fund net assets and segregated fund contract liabilities.

*** Cdn. GAAP terminology is future income tax asset/liability.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

iv) Consolidated Statements of Stockholder's Equity:
	Two month period ended December 31, 2001
	U.S. GAAP	Cdn. GAAP

Common stock
Balance, beginning of period	$ 3,015	$ 3,015
Activity	-	-
Balance, end of period	3,015	3,015

Paid in capital
Balance, beginning of period	1,703,462	1,703,462
Activity	-	-
Balance, end of period	1,703,462	1,703,462

Retained earnings
Balance, beginning of period	-	-
Net income	86,976	17,003
Balance, end of period	86,976	17,003

Accumulated other comprehensive (loss) income
Balance, beginning of period	-	-
Changes for the period	(31,772)	-
Balance, end of period	(31,772)	-

Total stockholder's equity	$1,761,681	$1,723,480

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

v) Effect of material differences between U.S. GAAP and Cdn. GAAP net income (loss):

For the material differences between U.S. GAAP and Cdn. GAAP net income (loss) listed below, please refer to the following section for a description of the differences in accounting policies.

Two month period ended December 31, 2001

Net income in accordance with U.S. GAAP	$ 86,976
Adjustments related to:
Investments:
Fixed maturities	(2,355)
Common stocks	-
Derivative instruments	(88,663)
Limited partnerships	-
Other invested assets	-
Total investments	(91,018)
Deferred acquisition costs:
Deferred acquisition costs	(29,738)
Deferred acquisition costs - amortization and interest	1,439
Total deferred acquisition costs	(28,299)
Value of business acquired:
Value of business acquired - amortization and interest	3,828
Total value of business acquired	3,828
Actuarial liabilities & other policyholder revenues and expenses:
Premium and fees revenue	453,907
Payments to policyholders, beneficiaries and depositors	(283,216)
Actuarial liabilities	(142,352)
Net transfer to segregated funds	(20,501)
Total actuarial liabilities & other policyholder revenues and expenses	7,838

Income tax effect of above adjustments	(37,678)
Net income in accordance with Cdn. GAAP	$ 17,003

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

B) The following describes the material accounting policy differences between U.S. GAAP and Cdn. GAAP applicable to the Company:

For a complete description of U.S. GAAP accounting and actuarial policies, please refer to Note 2.

i) Fixed Maturities: Under U.S. GAAP, fixed maturities are carried at fair value. The fixed maturities are classified as available for sale and after tax unrealized gains and losses (net of adjustments to DAC) are reported as a separate component of accumulated other comprehensive income. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for DAC amortization. Under Cdn. GAAP, bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity. Deferred realized gains (losses), net, on bonds at December 31, 2001 are $2,493.

ii) Stocks: Under U.S. GAAP, common stocks are carried at fair value. Common stocks are classified as available for sale and after tax unrealized gains and losses (net of adjustments to DAC) are reported as a separate component of accumulated other comprehensive income (loss). Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for DAC amortization. Under Cdn. GAAP, stocks are originally recorded at cost. The carrying value is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. Realized gains and losses are deferred and amortized into income at the rate of 15% per year. There were no material deferred realized gains and (losses), net, on stocks at December 31, 2001.

iii) Limited Partnerships: Under U.S. GAAP, limited partnerships, which are included in other invested assets, are accounted for on either the cost method or the equity method. The equity method of accounting is used for all partnerships in which the Company has an ownership in excess of 3%. Under Cdn. GAAP, accounting for limited partnerships follows the accounting practices for the underlying investments in the partnerships. The Company invests in partnerships with underlying stock investments and therefore accounts for partnership investments on a method consistent with the accounting for stocks. There were no deferred realized gains and (losses), net, on limited partnerships at December 31, 2001.

iv) Derivatives: The Company uses interest rate swaps, total return swaps, cap agreements and call options to hedge its obligations to provide returns to its policyholders. Under U.S. GAAP, the Company has adopted and implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

Under Cdn. GAAP, all the Company's derivatives are eligible for hedge accounting. Realized gains and losses are treated in a manner consistent with realized gains and losses of the underlying hedged assets or liabilities. The reporting basis does not affect the economic viability of any hedges.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

v) Deferred policy acquisition costs: DAC relates to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. Under U.S. GAAP, these costs are deferred and amortized in relation to the present value of estimated gross profits from mortality; investment spread and expense margins over the estimated lives of the contracts. DAC is adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Under Cdn. GAAP, costs of acquiring new insurance and annuity business are implicitly recognized in actuarial liabilities. The effect is to recognize these expenses over the premium paying period.

vi) Future income tax asset and liability: Under both U.S. and Cdn. GAAP, the Company provides for future income taxes on temporary differences between book and tax assets and liabilities. Differences between U.S. GAAP and Cdn. GAAP arise from differing accounting policies for assets and liabilities, the presentation of a valuation allowance in U.S. GAAP for future tax assets and differences in the recognition of tax rate changes. Differences are as follows:

	2001
	Future income tax asset		Future income tax liability
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP

Investments	$ 20,761	$ -	$ -	$ 38,923
Actuarial liabilities	62,311	311,226	-	-
Deferred acquisition costs	105,444	105,444	-	-
Other	1,557	27,782	4,218	-
Total	$ 190,073	$ 444,452	$ 4,218	$ 38,923

vii) Actuarial liabilities and contract holder deposits: Under U.S. GAAP, actuarial liabilities consists of deposits received plus interest, less accumulated policyholder charges, assessments and withdrawals related to deferred annuities and single-premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Under Cdn. GAAP, actuarial liabilities are calculated in accordance with generally accepted actuarial practice. This method uses the best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.

viii) Deferred net realized gains: Under U.S. GAAP, realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for DAC amortization. Cdn. GAAP defers and amortizes realized gains and losses on sales of invested assets.

ix) Premium revenue, fee income, maturities, and surrenders, and interest on claims and deposits: Under U.S. GAAP, amounts received for fixed and variable annuities and single-premium whole life policies, including mortality charges, surrender charges, policy fees and contract fees, are recognized when earned. Fees from investment advisory services are recognized as revenues when services are provided. Under Cdn. GAAP, premiums for universal life and other investment type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

x) Segregated funds: Under U.S. GAAP, the assets and liabilities resulting from variable annuities and variable life policies are segregated in separate accounts; any excess of the separate account assets over separate account liabilities represents the Company's investment in certain segregated funds sponsored by affiliates of the Company and the Company's separate account liabilities to policyholders are carried at an amount equal to the accumulated separate account assets attributable to policyholders. Under Cdn. GAAP, assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company's investment in segregated funds is included in other invested assets, and the Company's segregated fund liabilities to policyholders are measured at surrender value.

C) Statement of Cash Flows: Under U.S. GAAP, deposits, maturities, and withdrawals are reflected as financing activities. Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts are included in operating activities; these cash flow items are as follows:

2001
Deposits and withdrawals reclassified to operating activities:
Deposits to policyholders' accounts	$ 453,393
Withdrawals from policyholders' accounts	(412,271)


APPENDIX A

FORMULA FOR INDEX INCREASES AND/OR DECREASES, AND ILLUSTRATION OF INDEX INCREASES AND INDEX DECREASES

The Certificate provides that we will calculate the Index Increase or Index Decrease on each Sub-account Anniversary. On the first Sub-account Anniversary in a Term, the formula for the Index Increase or Decrease, if any, is:

A x ((C-D)/D x (E/F) x G

This calculation provides the proportionate credit for any change in the S&P 500 Index from its value at the beginning of the Term to its value on the first Sub-account Anniversary.

For every Sub-account Anniversary after the first in a Term, the calculation of the Index Increases or Index Decreases, if any, is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the S&P 500 Index from its prior highest Sub-account Anniversary value to its value on the current Sub-account Anniversary. The formula for Part 1 is:

A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) or decrease(s) (if any) in the S&P 500 Index occurring on a prior Sub-account Anniversary(ies). The formula for Part 2 is:

A x ((B-D)/D) x (1/F) x G

where:

A	is the Participation Rate for the Term
B

is the highest S&P 500 Index Value on all Sub-account Anniversaries, excluding the S&P 500 Index value at the beginning of the Term and on the current Sub-account Anniversary. The value of B can never be less than the Minimum S&P 500 Index Value nor greater than the Maximum S&P 500 Index value. The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined below.

C	is the value of the S&P 500 Index on the current Sub-account Anniversary, not less than B or greater than the Maximum S&P 500 Index Value for the Term.
D	is the S&P 500 Index value at the beginning of the Term
E	is the number of completed Sub-account Years in the Term
F	is the total number of Sub-account Years in the Term
G

is the smaller of the Indexed Value at the beginning of the term and the Indexed Value (prior to the crediting of any Index Increases and/or Decreases) on any Sub-account Anniversary in the Term, including the current Sub-account Anniversary

The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined as follows:

Minimum S&P 500 Index Value = [(Floor / Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value]

Maximum S&P 500 Index value = [(Cap / Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value]

Using the assumptions below, we have prepared the following six illustrations using different assumptions as to changes in the S&P 500 Index value during the course of the Term. These assumptions and illustrations are not and are not intended as predictions of changes in the S&P index during the course of any term. The S&P 500 Index may rise or fall during the course of a term, and at the end of a term the S&P 500 Index value may be higher of lower than at the beginning of the term. We make no predictions, representations, or guarantees as to future changes in the S&P 500 Index. These values are based on the assumption that no partial surrenders are made.

Illustration No. 1

Assumptions:

Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	[(80%/80%) + 1] x 500 = 1,000
Floor	=	0%
Minimum S&P 500 Index Value	=	[(0%/80%) + 1] x 500 = 500
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	600	20%	500	600	$ 3,200	N/A	$103,200.00
2	690	38%	600	690	$ 5,760	$ 3,200	$112,160.00
3	775	55%	690	775	$ 8,160	$ 6,080	$126,400.00
4	900	80%	775	900	$16,000	$ 8,800	$151,200.00
5	1035	107%	900	1,000	$16,000	$12,880	$180,000.00
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 2

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	-5%
Minimum S&P 500 Index Value	=	468.75

End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	468.75	468.75	-1,000.00	N/A	$ 99,000.00
2	425	-15%	468.75	468.75	0.00	-990.00	$ 98,010.00
3	450	-10%	468.75	468.75	0.00	-980.10	$ 97,029.90
4	430	-14%	468.75	475.00	0.00	-970.30	$ 96,059.60
5	400	-20%	468.75	475.00	0.00	-960.60	$ 95,099.00

*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 3

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	-10%
Minimum S&P 500 Index Value	=	437.50
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	437.50	450.00	-1,600.00	N/A	$ 98,400.00
2	485	-3%	450.00	485.00	2,204.16	-1,574.40	$ 99,029.76
3	500	0%	485.00	500.00	1,416.96	-472.32	$ 99,974.40
4	520	4%	500.00	520.00	2,519.04	0.00	$102,493.44
5	550	10%	520.00	550.00	4,723.20	629.76	$107,846.40
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 4

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	none
Minimum S&P 500 Index Value	=	unlimited
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	<1,000	450	-1,600.00	N/A	$ 98,400.00
2	425	-15%	450	450	0.00	-1,574.40	$ 96,825.60
3	450	-10%	450	450	0.00	-1,549.21	$ 95,276.39
4	475	-5%	450	475	3,048.84	-1,524.42	$ 96,800.81
5	400	-20%	475	475	0.00	-762.21	$ 96,038.60
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 5

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	-5%
Minimum S&P 500 Index Value	=	468.75
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	468.75	468.75	-1,600.00	N/A	$ 99,000.00
2	425	-15%	468.75	468.75	0.00	-990.00	$ 98,010.00
3	450	-10%	468.75	468.75	0.00	-980.10	$ 97,029.90
4	475	-5%	475.00	475.00	776.24	-970.30	$ 96,835.84
5	400	-20%	475.00	475.00	0.00	-774.69	$ 96,061.15
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 6

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	none
Minimum S&P 500 Index Value	=	unlimited
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	650	30%	<1,000	650	4,800	N/A	$104,800.00
2	485	-3%	650	650	0	4,800	$109,600.00
3	475	-5%	650	650	0	4,800	$114,400.00
4	450	-10%	650	650	0	4,800	$119,200.00
5	430	-14%	650	650	0	4,800	$124,000.00
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

APPENDIX B

CALCULATION OF THE DEATH BENEFIT

In calculating the Death Benefit of an Index Sub-account, the Certificate provides for the recalculation of the applicable Index Increase or Decrease. Set forth below is the formula for calculating the Death Benefit of an Index Sub-account and the factors specified in the Certificate for recalculating the applicable Index Increase or Index Decrease.

If the Floor is greater than 0%, the Death Benefit is the greater of the Indexed Value as of the date of death less any subsequent partial surrenders, and the Surrender Value.

In all other situations, the Death Benefit is the greater of (a) minus (b), and the Surrender Value where:

(a)

is the Indexed Value at the start of the Sub-account year in which death occurs, with the applicable Index Increase or Index Decrease (see "Appendix A") recalculated as follows: "E" is equal to "F" and "(B-D)" is multiplied by the sum of 1.0 plus the number of Sub-account years from the start of such year to the end of the Term; and

(b)	is the sum of any partial surrenders since the start of such year.

In either case, if death occurs in the last year of a Term and the surrender occurs after the end of the Term, the death benefit is equal to the greater of the Indexed Value at the end of such Term, less any subsequent partial surrenders, and the Surrender Value.

APPENDIX C

SCHEDULE OF STATE PREMIUM TAXES

	Tax Rate for	Tax Rate For
State	Non-Tax Qualified	Tax-Qualified
	Contracts/Certificates	Contracts/Certificates

California	2.35%	0.50%
Maine	2.00%	0.00%
Nevada	3.50%	0.00%
South Dakota	1.25%	0.00%
West Virginia	1.00%	1.00%
Wyoming	1.00%	0.00%

APPENDIX D

TELEPHONE INSTRUCTIONS

Telephone Transfers of Values of Certificate Owner Account

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions, but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause the values of a Certificate Owner Account to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability, or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:

o	we receive your written revocation, or
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before the 4:00 PM Eastern Time or other close of trading on the New York Stock Exchange ("NYSE") they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions are not in good order, we will not execute the transfer and will notify the caller within 48 hours.

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Distributed by:

Keyport Financial Services Corp.

One Sun Life Executive Park, Wellesley Hills, MA 02481

Issued by:

Keyport Life Insurance Company

One Sun Life Executive Park, Wellesley Hills, MA 02481

DIA	1712.5/2002

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Not Applicable

Item 14.	Indemnification of Directors and Officers
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The following provisions regarding the Indemnification of Directors, Officers and Employees of the Registrant ("Keyport") are applicable:

By-Laws, Article XIII

Indemnification

Any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he or she or his or her testator or testatrix or intestate then is or was a Director, officer, or employee of the Company, or then serves or has served any other corporation in any capacity at the request of the Company, shall be indemnified by the Company against expenses, judgments, fines, and amounts paid in settlement, and shall be entitled to payment or reimbursement of expenses in advance of the final disposition of any proceeding, to the fullest extent that officers and Directors are permitted to be indemnified, and such payment or reimbursement in advance permitted to be made, by the laws of the State of Rhode Island. The provisions of this article shall not adversely affect any right to indemnification or payment or reimbursement in advance of the final disposition of any proceeding which any person may have apart from the provisions of this article.

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Consistent with such By-Laws, Keyport has obtained insurance from Liberty Mutual Insurance Company for its directors and officers that supplements the indemnification provisions of the By-Laws.

Item 15.	Recent Sales of Unregistered Securities

Not applicable

Item 16.	Exhibits and Financial Statement Schedules
Exhibits
*	1	Underwriter's Agreement
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**	3(a)	Amended and Restated Articles of Incorporation

**	3(b)	Amended and Restated By-Laws
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*	4(a)	Form of Group Annuity Contract

*	4(b)	Form of Group Annuity Certificate

*	4(c)	Form of Individual Annuity Contract

*	4(d)	Group Annuity Application

*	4(e)	Group Annuity Certificate Application

*	4(f)	Individual Annuity Application

*	4(g)	Endorsements
(i)	Tax-Sheltered Annuity (TSA)
(ii)	Corporate/Keogh 401(a) Plan (Group)
(iii)	Corporate/Keogh 401(a) Plan (Individual)
(iv)	Individual Retirement Annuity (IRA) (Group)
(v)	Individual Retirement Annuity (IRA) (Individual)
(vi)	Qualified Plan Endorsement
*	5	Opinion regarding Legality
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	21	Subsidiaries of the Registrant (filed herewith)

	23(a)	Consent of Counsel (filed herwith)

	23(b)	Consent of Independent Auditors (filed herewith)

**	24	Powers of Attorney
Financial Statements
28(a)	Schedule I (filed herewith)

28(b)	Schedule III (filed herewith)

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* Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-13609) filed on or about February 7, 1997.

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** Incorporated by reference to Post Effective Amendment No. 37 to the Registration Statement on Form N-4, filed on or about February 26, 2002 (File No. 333-01043; 811-07543).

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts on April 8, 2002.

KEYPORT LIFE INSURANCE COMPANY

BY:	/s/ James A. McNulty, III
James A. McNulty, III
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.

Signature		Title	Date

(i)	Principal Executive Officer

	/s/ James A. McNulty, III	Principal Executive Officer	April 8, 2002
James A. McNulty, III

(ii)	Principal Financial Officer

	/s/ Davey S. Scoon	Vice President, Chief Financial and	April 8, 2002
	Davey S. Scoon	Administrative Officer and Treasurer

(iii)	Majority of Board of Directors

	/s/ James C. Baillie*	*By: /s/ James J. Klopper
	James C. Baillie	James J. Klopper
Attorney-in-fact
	/s/ David D. Horn*	April 8, 2002
David D. Horn

/s/ Angus A. MacNuaghton*
Angus A. MacNuaghton

/s/ James A. McNulty, III*
James A. McNulty, III

/s/ C. James Prieur*
C. James Prieur

/s/ S. Caesar Raboy*
S. Caesar Raboy

/s/ Donald A. Stewart*
Donald A. Stewart

/s/ William W. Stinson*
William W. Stinson

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Registrant pursuant to powers of attorney duly executed by such persons and incorporated by reference to Pre-Effective Amendment No. 37to the Registration Statement on Form N-4 (File No. 333-01043; 811-7543) filed on or about February 26, 2002.

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